SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ASPEN INSURANCE HOLDINGS LIMITED

(Name of Subject Company)

ASPEN INSURANCE HOLDINGS LIMITED

(Name of Person(s) Filing Statement)

ORDINARY SHARES, PAR VALUE 0.15144558¢ PER SHARE

(Title of Class of Securities)

G05384105

(CUSIP Number of Class of Securities)

Michael Cain

Patricia Roufca

141 Front Street

Hamilton HM 19

Bermuda

Telephone: (441) 295-8201

Facsimile: (441) 295-1829

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Michael Groll, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019-6099 Telephone: (212) 728-8616 Facsimile: (212) 728-9616	Joseph D. Ferraro, Esq. Willkie Farr & Gallagher (UK) LLP CityPoint 1 Ropemaker Street London, UK EC2Y 9AW Telephone: +44 203 580 4707 Facsimile: +44 203 580 4800	Daniel A. Neff, Esq. Gregory E. Ostling, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 Telephone: (212) 403-1218 Facsimile: (212) 403-2218

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) relates is Aspen Insurance Holdings Limited, a Bermuda exempted company (“Aspen” or the “Company”). The Company’s principal executive offices are located at 141 Front Street, Hamilton, Bermuda HM 19. The Company’s telephone number at this address is + 1 (441) 295-8201.

Securities

The title of the class of equity securities to which this Statement relates is the Company’s ordinary shares, par value 0.15144558¢ per share (such securities, the “Shares”). As of June 1, 2014, there were 65,456,280 Shares outstanding, and 1,596,852 Shares issuable upon the exercise, settlement or vesting (as applicable) of outstanding stock options and other awards granted under the Company’s equity compensation plans (assuming 100% target achievement of any applicable performance goals in respect of outstanding performance shares and phantom shares, which actual amount could be up to 200%) (67,053,132 on a fully diluted basis). In addition, 79,825 Shares under the Company’s employee share purchase plans were subject to purchase rights as of June 1, 2014. See, “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Employee Share Purchase Plans.”

Item 2. Identity and Background of Filing Person

Name and Address

The name, business address and business telephone number of the Company, which is the subject company and the person filing this Statement, are set forth in “Item 1. Subject Company Information” above. The Company’s website address is www.aspen.co. The information on the Company’s website should not be considered a part of this Statement or incorporated herein by reference.

Exchange Offer

This Statement relates to the unsolicited exchange offer by Endurance Specialty Holdings Ltd., a Bermuda exempted company (“Endurance”) to exchange all of the outstanding Shares for (x) 0.9197 ordinary shares, par value $1.00 per share, of Endurance (“Endurance Common Shares”), (y) $49.50 in cash (less applicable withholding taxes and without interest) or (z) 0.5518 Endurance Common Shares and $19.80 in cash (less applicable withholding taxes and without interest), in each case for each Share, upon the terms and conditions set forth in (1) the Prospectus/Offer to Exchange, dated June 9, 2014 (the “Offer to Exchange”), and (2) the related Letter of Election and Transmittal (the “Letter of Election and Transmittal”) (the offer reflected by such terms and conditions, as they may be amended, supplemented or extended from time to time, constitutes the “Offer”) included as exhibits (incorporated by reference to Endurance’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”) on June 9, 2014 (the “Offeror Registration Statement”)) to the Tender Offer Statement on Schedule TO (together with exhibits thereto, as amended, the “Schedule TO”), filed with the SEC on June 9, 2014 by Endurance. According to the Schedule TO, the Offer is scheduled to expire at 5:00 P.M., Eastern Time, on Friday, August 29, 2014, unless the Offer is extended or withdrawn.

The Schedule TO states that the purpose of the Offer is for Endurance to acquire all of the outstanding Shares in order to combine the businesses of Endurance and Aspen. Endurance has indicated that it intends, assuming the multiple conditions of the Offer are satisfied, to consummate a second-step merger of Aspen with and into Endurance (the “Second-Step Merger”). In the Second-Step Merger, each remaining Share (other than Shares owned by Endurance or by any wholly-owned subsidiaries of Endurance or Aspen) will have the opportunity to be converted into the same consideration, also subject to election and proration, as those Shares that would be exchanged in the Offer.

Endurance also intends to solicit shareholder authorizations for (i) written requisitions for the holding of a special general meeting of the Company in connection with a proposed increase in the size of Aspen’s board of directors from 12 directors to 19 directors and (ii) support of the proposal of an involuntary scheme of arrangement (the “scheme of arrangement”) by Endurance, which will entail the holding of a meeting of Aspen shareholders, if ordered by the Supreme Court of Bermuda (the “court-ordered meeting”), at which Aspen ordinary shareholders would consider and vote on a scheme of arrangement under Section 99 of the Companies Act 1981 of Bermuda, as amended (the “Companies Act”), pursuant to which Endurance would acquire all of the outstanding Shares on financial terms no less favorable than those set forth in Endurance’s Offer to Exchange.

According to the Schedule TO, Endurance will not be able to complete the Offer unless numerous conditions, including the following among others, have been satisfied:

•	“Merger Agreement Condition” - Aspen shall have entered into a definitive merger agreement with Endurance with respect to the Second-Step Merger that is reasonably satisfactory to Endurance and Aspen, which merger agreement shall provide, among other things, that: (A) the board of directors of Aspen has approved the Second-Step Merger, (B) the board of directors of Aspen has removed any other impediment to the consummation of the Offer or the Second-Step Merger that is in the control of the board of directors of Aspen and (C) Bye-law 50 of Aspen’s bye-laws shall be amended to exempt the Second-Step Merger from such bye-law;

•	“Minimum Tender Condition” - Aspen shareholders shall have validly tendered and not withdrawn prior to the Expiration Time at least that number of Shares that shall constitute, when added to the Shares then owned by Endurance or any of its subsidiaries, a majority of the number of Shares and Aspen preference shares, taken together, on a fully-diluted basis;

•	“Registration Statement Condition” - The registration statement of which the Offer is a part shall have become effective under the Securities Act of 1933, no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and Endurance shall have received all necessary state securities law or “blue sky” authorizations;

•	“Rights Agreement Condition” - The Aspen board of directors shall have redeemed the rights issued pursuant to the Aspen shareholder rights plan, or the rights shall have otherwise been rendered inapplicable to the Offer and the Second-Step Merger;

•	“Shareholder Approval Condition” - The shareholders of Endurance shall have approved (A) the issuance of the Endurance Common Shares pursuant to the Offer and the Second-Step Merger, as required under the rules of the NYSE with a majority of votes cast by holders of Endurance Common Shares at a meeting of Endurance shareholders at which a quorum is present and (B) the merger of Aspen with and into Endurance, with a majority of votes cast by holders of Endurance common and preference shares at a meeting of Endurance shareholders at which a quorum is present;

•	“NYSE Listing Condition” - The Endurance Common Shares to be issued to Aspen shareholders as a portion of the Offer consideration in exchange for Shares in the Offer and the Second-Step Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance; and

•	“Regulatory Approvals Condition” - Any clearance, approval, permit, authorization, waiver, determination, favorable review or consent of any governmental or regulatory authority or agency, which includes the following:

•	The Company is subject to the insurance holding company laws of Texas with respect to Aspen American Insurance Company, an operating insurance subsidiary of the Company domiciled in the State of Texas. Before Endurance can acquire control of Aspen American Insurance Company, prior written approval must be obtained from the Texas Commissioner of Insurance. Aspen Specialty Insurance Management, Inc. is a Massachusetts corporation licensed as a general lines agency and a surplus lines agency in Texas. Under the insurance laws of Texas, before Endurance can acquire control of Aspen Specialty Insurance Management, Inc, prior written approval also must be obtained from the Texas Commissioner of Insurance.

•	Under the holding company laws of North Dakota, before Endurance can acquire control of Aspen Specialty Insurance Company, an operating insurance subsidiary of the Company, prior written approval must be obtained from the North Dakota Commissioner of Insurance. A person may not seek to acquire control of a domestic insurance company, unless the person has filed with the North Dakota Commissioner of Insurance and has sent to the target company, and the target company has sent to its shareholders, a statement containing required information and the offer has been approved by the North Dakota Commissioner of Insurance.

•	Aspen Insurance (UK) Limited and certain other of the Company’s subsidiaries are regulated by the UK Prudential Regulation Authority and the Financial Conduct Authority. As a party proposing to acquire control of a regulated entity, Endurance is required to submit a change of control application pursuant to which it must receive approval of the proposed change of control before completing the Offer. Endurance will also have to obtain the prior approval of Lloyd’s in relation to the change in control of Aspen Managing Agency Limited and the Aspen Lloyd’s corporate member, Aspen Underwriting Limited.

•	The Company and certain of its subsidiaries, including Aspen Bermuda Limited, are domiciled in Bermuda. Before Endurance shall be permitted to acquire indirect control of Aspen Bermuda Limited pursuant to the Offer, Endurance will be required to obtain a no-objection for the acquisition of control from the BMA under the Insurance Act 1978 of Bermuda and its related regulations.

•	The Jersey Financial Services Commission regulates APJ Asset Protection Jersey Limited, a subsidiary of the Company registered in Jersey. In order for Endurance to acquire indirect control of APJ Asset Protection Jersey Limited pursuant to the Offer, Endurance will be required to obtain approval for the acquisition of control from the JFSC. See “Additional Information—Insurance Regulation” for more detail.

Additionally, Endurance shall not be required to accept any Shares tendered pursuant to the Offer, shall not (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) be required to make any exchange for Shares accepted for exchange, and may extend, terminate, amend or supplement the Offer, if at any time on or after the date of the commencement of the Offer and prior to the expiration time of the Offer any of the following events, facts or other circumstances, described in the Schedule TO, shall have occurred:

•	“No Litigation or Government Action” - there shall have been instituted or be pending any litigation, suit, claim, action, proceeding or investigation before any supra-national, national, state, provincial, municipal or local government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal or judicial or arbitral body (each of which Endurance refers to as a “governmental authority”), and Endurance shall not have disclosed the receipt of written notice from any person stating that such person intends to commence any litigation, suit, claim, action, proceeding or investigation against Endurance: (1) challenging or seeking to, or which, in the reasonable judgment of Endurance, is reasonably likely to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit or make more costly, or in which there are allegations of any violation of law, rule or regulation relating to, the making of or terms of the Offer or the provisions of the Offer or, the acceptance for exchange of any or all of the Shares by Endurance or any other subsidiary or affiliate of Endurance, or seeking to obtain material damages in connection with the Offer or the Second-Step Merger; (2) seeking to, or which in the reasonable judgment of Endurance is reasonably likely to, individually or in the aggregate, prohibit or limit the full rights of ownership or operation by Aspen, Endurance or any of their subsidiaries or affiliates of all or any of the business or assets of Aspen, Endurance or any of their subsidiaries or affiliates (including in respect of the capital stock or other equity of their respective subsidiaries) or to compel Aspen, Endurance or any of their subsidiaries or affiliates to dispose of or to hold separate all or any portion of the business or assets of Aspen, Endurance or any of their subsidiaries or affiliates; (3) seeking to, or which in the reasonable judgment of Endurance is reasonably likely to, impose or confirm any voting, procedural, price or other requirements in addition to those required by federal securities laws and the Companies Act (as in effect on the date of the commencement of the Offer) in connection with the making of the Offer, the acceptance for exchange, or exchange, of some or all of the Shares by Endurance or any subsidiary or affiliate of Endurance or the consummation by Endurance or any subsidiary or affiliate of Endurance of the Second-Step Merger or other business combination with Aspen, including, without limitation, the right to vote or act by written consent with respect to any Shares acquired by Endurance pursuant to the Offer or otherwise on all matters properly presented to Aspen shareholders; (4) seeking to, or which in the reasonable judgment of Endurance is reasonably likely to, require divestiture or holding separate by Endurance or any other subsidiary or affiliate of Endurance of any Shares or any of the businesses or assets of Aspen or any of its subsidiaries or affiliates; (5) seeking, or which in the reasonable judgment of Endurance is reasonably likely to result in, any material diminution in the benefits reasonably expected to be derived by Endurance or any other subsidiary or affiliate of Endurance as a result of the transactions contemplated by the Offer, the Second-Step Merger or any other business combination with Aspen; (6) relating to the Offer or any solicitation referenced in the Schedule TO which, in the reasonable judgment of Endurance, might materially adversely affect Aspen or any of its subsidiaries or affiliates or Endurance or any of its subsidiaries or affiliates or the value of the Shares; or (7) which could reasonably be expected to otherwise prevent, adversely affect or materially delay consummation of the Offer, the Second-Step Merger or the senior bank financing consisting of up to $1.0 billion under a proposed unsecured 364-day bridge facility, as outlined in a commitment letter executed by Endurance and Morgan Stanley Senior Funding, Inc., as sole lead arranger (the “Bridge Facility”) or the ability of Endurance to conduct any solicitations referenced in the Offer;

•	“No Diminution in Benefits” - any final order, approval, permit, authorization, waiver, determination, favorable review or consent of any governmental authority shall contain terms that, in the reasonable judgment of Endurance, result in, or are reasonably likely to result in, individually or in the aggregate with such other final orders, approvals, permits, authorizations, waivers, determinations, favorable reviews or consents, a material diminution in the benefits reasonably expected to be derived by Endurance or any other subsidiary or affiliate of Endurance as a result of the transactions contemplated by the Offer, the Second-Step Merger or any other business combination with Aspen;

•	“No Change In Law” - except for matters addressed above, there shall have been any action taken or any statute, rule, regulation, legislation, order, decree or interpretation enacted, enforced, promulgated, amended, issued or deemed, or which becomes, applicable to (1) Endurance, Aspen or any subsidiary or affiliate of Endurance or Aspen or (2) the Offer, the Second-Step Merger or any other business combination with Aspen or the Bridge Facility, by any legislative body or governmental authority with appropriate jurisdiction, other than the routine application of the waiting period provisions of the HSR Act to the Offer, that in the reasonable judgment of Endurance might result, directly or indirectly, individually or in the aggregate, in any of the consequences referred to in clauses (1) through (7) of subheading “No Litigation or Government Action,” above;

•	“No Material Adverse Effect” - any event, condition, development, circumstance, change or effect shall have occurred or be threatened that, individually or in the aggregate with any other events, conditions, developments, circumstances, changes and effects occurring on or after the date of the commencement of the Offer is or may be materially adverse to the business, properties, condition (financial or otherwise), assets, liabilities, capitalization, shareholders’ equity, licenses, franchises, operations or results of operations of Aspen or any of its subsidiaries or affiliates or Endurance shall have become aware of any facts that, in its reasonable judgment, individually or in the aggregate, have or may have a material adverse effect with respect to either the value of Aspen or any of its subsidiaries or affiliates or the value of the Shares to Endurance or any of its subsidiaries or affiliates;

•	“No Financial Market Disruption” - there shall have occurred (1) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (2) a declaration of a banking moratorium or any suspension of payments in respect of banks by governmental authorities in the United States or Bermuda, (3) any limitation (whether or not mandatory) by any governmental authority on, or other event, fact or other circumstance which, in the reasonable judgment of Endurance, could materially adversely affect, the extension of credit by banks or other lending institutions, (4) commencement of a war, armed hostilities or the occurrence of any other national or international calamity directly or indirectly involving the United States, the United Kingdom or Bermuda or any other jurisdiction in which Aspen or its subsidiaries does business or any attack on, or outbreak or act of terrorism involving, the United States, the United Kingdom or Bermuda or any other jurisdiction in which Aspen or its subsidiaries does business, (5) a material change in the United States dollar or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (6) any change in the general political, market, economic or financial conditions in the United States or other jurisdictions in which Aspen or its subsidiaries or affiliates do business that could, in the reasonable judgment of Endurance, have a material adverse effect on the business, properties, condition (financial or otherwise), assets, liabilities, capitalization, shareholders’ equity, licenses, franchises, operations or results of operations of Aspen or any of its subsidiaries or affiliates, (7) any decline in either the Dow Jones Industrial Average, or the S&P Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15% measured from the close of business at the time of commencement of the Offer or any material adverse change in the market price in the Shares or (8) in the case of any of the foregoing existing at the time of commencement of the Offer, a material acceleration or worsening thereof;

•	“No Other Proposal” - (1) a tender or exchange offer for some or all of the Shares has been publicly proposed to be made or has been publicly made by another person (including Aspen or any of its subsidiaries or affiliates), or has been publicly disclosed, or Endurance otherwise learns that any person or “group” (as defined in
Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of Aspen (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of Aspen (including the Shares) and other than as disclosed in a Schedule 13D or 13G on file with the SEC prior to the date of the commencement of the Offer, (2) any such person or group which, prior to the date of the commencement of the Offer, had filed such a Schedule 13D or 13G with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of Aspen, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of Aspen constituting 1% or more of any such class or series, (3) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer of some or all of the Shares or a merger, amalgamation, consolidation or other business combination with or involving Aspen or any of its subsidiaries or (4) any person (other than Endurance) has filed a Notification and Report Form under the HSR Act (or amended a prior filing to increase the applicable threshold set forth therein) or made a public announcement reflecting an intent to acquire Aspen or any of its subsidiaries or any of Aspen’s or any of its subsidiaries’ material assets;

•	“No Material Change by Aspen” - Aspen or any of its subsidiaries has (1) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization; (2) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities; (3) issued, distributed or sold, or authorized or proposed the issuance, distribution or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares pursuant to, and in accordance with, their publicly disclosed terms in effect as of the date of the commencement of the Offer, of employee stock options or other equity awards, in each case publicly disclosed by Aspen as outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock; (4) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of Aspen; (5) declared any dividend on the Aspen preference shares or the Shares, other than cash dividends required to be paid on the Aspen preference shares that have been publicly disclosed by Aspen as outstanding prior to the date of the commencement of the Offer and quarterly cash dividends on Shares paid in the ordinary course of business consistent with past practice (including as to amount and timing); (6) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business consistent with past practice or any debt containing, in the reasonable judgment of Endurance, burdensome covenants or security provisions; (7) authorized, recommended, proposed, announced its intent to enter into or entered into an agreement with respect to or effected any merger, amalgamation, offer to exchange, consolidation, recapitalization, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or release or relinquishment of any material contract or other right of Aspen or any of its subsidiaries or any comparable event not in the ordinary course of business consistent with past practice; (8) authorized, recommended, proposed, announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in Endurance’s reasonable judgment, has or may have a material adverse effect with respect to either the value of Aspen or any of its subsidiaries or affiliates or the value of the Shares to Endurance or any of its subsidiaries or affiliates; (9) entered into or amended any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business consistent with past practice or entered into or amended any such agreements, arrangements or plans that provide for increased benefits to employees as a result of or in connection with the making of the Offer, the acceptance for exchange, or exchange, some of or all the Shares by Endurance or the consummation of any merger, amalgamation, consolidation or other business combination involving Aspen and Endurance (and/or any of Endurance’s subsidiaries); (10) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) of Aspen or any of its subsidiaries, or Endurance shall have become aware of any such action that was not previously announced; or (11) amended, or authorized or proposed any amendment to, its memorandum of association or bye-laws (or other similar constituent documents), or Endurance becomes aware that Aspen or any of its subsidiaries shall have amended, or authorized or proposed any amendment to, its memorandum of association or bye-laws (or other similar constituent documents), which has not been publicly disclosed prior to the date of the commencement of the Offer;

•	“No Entry Into an Agreement Terminating Offer” - Endurance or any of its subsidiaries enters into a definitive agreement or announces an agreement in principle with Aspen providing for a merger, amalgamation, consolidation or other business combination with Aspen or any of its subsidiaries or the purchase or exchange of securities or assets of Aspen or any of its subsidiaries, or Endurance and Aspen reach any other agreement or understanding, in either case, pursuant to which it is agreed that the Offer will be terminated; or

•	“No Lock-Up or Third-Party Payment” - Aspen or any of its subsidiaries shall have (1) granted to any person proposing a merger, amalgamation, consolidation or other business combination with or involving Aspen or any of its subsidiaries or the purchase or exchange of securities or assets of Aspen or any of its subsidiaries any type of option, warrant or right which, in Endurance’s reasonable judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any Shares or other securities, assets or business of Aspen or any of its subsidiaries) or (2) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination, purchase or exchange; which in the reasonable judgment of Endurance in any such case, and regardless of the events, facts or other circumstances giving rise to any such condition (other than any event, fact or other circumstance giving rise to the triggering of a condition within the control of Endurance), makes it inadvisable to proceed with the Offer and/or with acceptance for exchange, or exchange, of Shares.

According to the Schedule TO, all conditions are for the sole benefit of Endurance and may be asserted by Endurance regardless of the events, facts or other circumstances giving rise to any such condition (other than any event, fact or other circumstance giving rise to the triggering of a condition within the control of Endurance) or, other than the conditions described under the subheadings “Registration Statement,” “Rights Agreement,” “Shareholder Approval,” and “NYSE Listing,” above, which the Schedule TO refers to as the “unwaivable conditions,” may be waived by Endurance in whole or in part at any time and from time to time prior to the expiration time of the Offer in its discretion. According to the Schedule TO, to the extent Endurance waives a condition with respect to one tender, Endurance will waive that condition with respect to all other tenders. According to the Schedule TO, Endurance expressly reserves the right to waive any of the conditions to the Offer other than the unwaivable conditions and to make any change in the terms of or conditions to the Offer.

It should be noted that although Endurance reserves the right to waive any of the conditions not listed as “unwaivable conditions” (as described under “Registration Statement,” “Rights Agreement,” “Shareholder Approval,” and “NYSE Listing” above), it will be impossible for Endurance to consummate any Offer without regulatory approval from insurance and prudential regulators in several jurisdictions (see “Item 8. – Additional Information”). The Schedule TO provides that the waiver of any such right with respect to particular events, facts and other circumstances shall not be deemed a waiver with respect to any other events, facts and circumstances. According to the Schedule TO, any determination by Endurance concerning any condition or event, fact or other circumstance shall be final and binding on all parties to the fullest extent permitted by applicable law.

According to the Schedule TO, the principal executive offices of Endurance are located at Waterloo House, 100 Pitts Bay Road, Pembroke, Bermuda HM 08 and its telephone number is (441) 278-0400.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as described in this Statement or in the excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on March 12, 2014 (the “2014 Proxy Statement”), relating to the Company’s 2014 annual meeting of shareholders, which excerpts are set forth as Exhibit (e)(1) hereto and incorporated herein by reference, to the knowledge of the Company and as of the date of this Statement there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and (i) the Company or any of its executive officers, directors, or affiliates, or (ii) Endurance or any of their respective executive officers, directors, or affiliates, on the other hand.

Exhibit (e)(1) is incorporated herein by reference and includes the following sections from the 2014 Proxy Statement: “Summary of Non-Employee Director Compensation,” “Compensation Discussion and Analysis,” “Executive Compensation—2013 Summary Compensation Table,” “Executive Compensation—2013 Grants of Plan-Based Awards,” “Executive Compensation—Narrative Description of Summary Compensation and Grants of Plan-Based Awards,” “Executive Compensation—Outstanding Equity Awards at 2013 Fiscal Year-End,” “Executive Compensation—2013 Option Exercises and Shares Vested,” “Executive Compensation—2013 Non-Qualified Deferred Compensation,” “Executive Compensation—Retirement Benefits,” “Executive Compensation—Potential Payments Upon Termination or Change in Control,” and “Beneficial Ownership.”

Any information contained in the pages from the 2014 Proxy Statement incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Arrangements with Current Executive Officers and Directors of the Company

Shares Held by Non-Employee Directors and Executive Officers of the Company

As a group, the non-employee directors and executive officers of the Company hold an aggregate of approximately 762,593 Shares as of June 1, 2014. If the Company’s non-employee directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, then they would receive the same consideration per Share on the same terms and conditions as the other shareholders of the Company who tender their Shares. If the non-employee directors and executive officers were to tender all of the 762,593 Shares owned by them for purchase pursuant to the Offer and those Shares were purchased by Endurance for a combination of (i) $28.62 per Share (based on the average closing price of Endurance common shares for the first five trading days following June 1, 2014 at an exchange ratio of 0.5518 Endurance common shares per Share) and (ii) $19.80 in cash per Share or, in the aggregate $48.42 per Share, then the non-employee directors and executive officers would collectively receive an aggregate amount of approximately $36,924,753 in cash. To the knowledge of the Company, none of the Company’s non-employee directors or executive officers currently intends to tender any of their Shares pursuant to the Offer.

Equity-Based Awards Held by Non-Employee Directors and Executive Officers of the Company

Set forth below is a discussion of the treatment in connection with the Offer of equity and equity-based incentive compensation awards held by the Company’s executive officers granted under the Company’s 2003 Share Incentive Plan, as amended (filed as Exhibit (e)(15) to this Statement and incorporated herein by reference) and/or 2013 Share Incentive Plan (filed as Exhibit (e)(17) to this Statement and incorporated herein by reference) (the “2013 Plan”, and collectively, the “Share Plans”) and non-employee directors granted under the Company’s 2006 Option Plan for Non-Employee Directors (filed as Exhibit (e)(18) to this Statement and incorporated herein by reference) and/or the Company’s 2006 Incentive Plan for Non-Employee Directors, as amended (filed as Exhibit (e)(19) to this Statement and incorporated herein by reference) (collectively, the “Director Share Plans”). For purposes of valuing the amount of benefits that could be realized by the non-employee directors and executive officers in respect of such awards in connection with the Offer, the discussion below assumes that the non-employee directors and executive officers will receive, with respect to the Shares subject to such awards, the same combination of (i) $28.62 per Share (based on the average closing price of Endurance common shares for the first five trading days following June 1, 2014 at an exchange ratio of 0.5518 Endurance common shares per Share) and (ii) $19.80 in cash per Share or, in the aggregate $48.42 per Share, being offered as consideration to all other shareholders of the Company in connection with the Offer. The Offer, if consummated according to its terms without a waiver by Endurance of the Minimum Tender Condition, would constitute a change in control of the Company as defined in the Share Plan or Director Share Plan under which the awards were granted.

Treatment of Restricted Share Units held by Non-Employee Directors

The Director Plans provide for awards to non-employee directors. The compensation committee of Aspen’s board of directors (such committee, the “Compensation Committee”) determines annually the amount that each person serving as a non-employee director is entitled to receive in restricted share units, which in the recent past has been an annual grant of $100,000 (calculated based on the closing share price on the date of grant), with the exception of the chairman of the board of directors, who is entitled to an annual grant of $500,000 in restricted share units, although the board of directors retains the right to vary the yearly grant of restricted share units to the chairman depending on market conditions, time commitment and performance of the Company, not to be reduced to a grant of less than $200,000 in restricted share units. These restricted share units vest approximately (but not less than) twelve months following the date of grant. Upon a change in control, the Compensation Committee may, but shall not be obligated to, accelerate the vesting and exercisability of any award or any portion thereof, cancel awards for fair value (as determined by the Compensation Committee), provide for the issuance of substitute awards with substantially similar terms (as determined by the Compensation Committee) or give the non-employee director the opportunity to exercise his options with respect to all shares subject thereto during a period of at least 15 days before the change in control and cancel unexercised options at the time of the change in control.

The Offer does not state the treatment of the outstanding restricted share units pursuant to the Second-Step Merger. The following table summarizes, with respect to each non-employee director, the estimated cash value of outstanding restricted share units as of June 1, 2014, based on the Offer price of a combination of (i) $28.62 per Share (based on the average closing price of Endurance common shares for the first five trading days following June 1, 2014 at an exchange ratio of 0.5518 Endurance common shares per Share) and (ii) $19.80 in cash per Share or, in the aggregate $48.42 per Share, assuming the vesting of the restricted share units were to be accelerated in connection with Offer and the Second-Step Merger were to require the cash-out of all outstanding restricted share units, whereby each restricted share unit will be automatically converted into the right to receive an amount, subject to any applicable withholding tax, in cash equal to the product of (x) the total number of such Shares subject to such restricted share unit and (y) the Offer price.

Non-Employee Directors	Number of Restricted Share Units (#)	Value of Restricted Share Units ($) (1)
Liaquat Ahamed	2,039	98,728
Albert Beer	2,039	98,728
Richard Bucknall	2,039	98,728
John Cavoores	2,039	98,728
Heidi Hutter	2,039	98,728
Gordon Ireland	2,039	98,728
Glyn Jones	10,193	493,545
Peter O’Flinn	2,039	98,728
Ronald Pressman	2,039	98,728
Gary Gregg	2,039	98,728
Bret Pearlman	2,039	98,728

(1)	Calculations assume a per Share value based on a combination of 0.5518 Endurance common shares and $19.80 in cash, prorated to result in an aggregate consideration mix of 40% cash and 60% Endurance common shares as outlined in the Offer to Exchange.

Treatment of Options held by Non-Employee Directors

Non-employee directors of the Company, Heidi Hutter and John Cavoores, hold options to purchase Shares. These options have varying exercise prices based upon the grant date of the options and are fully vested. The following table summarizes the estimated cash value of the outstanding, unexercised options as of June 1, 2014, based on the Offer price of a combination of (i) $28.62 per Share (based on the average closing price of Endurance common shares for the first five trading days following June 1, 2014 at an exchange ratio of 0.5518 Endurance common shares per Share) and (ii) $19.80 in cash per Share or, in the aggregate $48.42 per Share, assuming the Second-Step Merger were to require the cash-out of all unexercised options, whereby each option will be automatically converted into the right to receive an amount, subject to any applicable withholding tax, in cash equal to the product of (x) the number of Shares subject to such options and (y) the difference between the Offer price and the applicable exercise price per Share.

Non-Employee Directors	Number of Unexercised Vested Options (#)	Year of Grant	Option Exercise Price	Value of Unexercised Vested Options ($)(1)
John Cavoores	2,012	2007	24.76	47,604
Heidi Hutter	4,435	2006	21.96	117,350

(1)	Calculations assume a per Share value based on a combination of 0.5518 Endurance common shares and $19.80 in cash, prorated to result in an aggregate consideration mix of 40% cash and 60% Endurance common shares as outlined in the Offer to Exchange.

Treatment of Restricted Share Units held by Executive Officers

The Company has awarded restricted share units to certain executive officers named in the Summary Compensation Table contained in the 2014 Proxy Statement (each, an “NEO”, and collectively the “NEOs”) and certain other executive officers pursuant to the Share Plans. These restricted share units vest in equal installments over a three-year service vesting period and vesting will be accelerated in accordance with the employment or service agreements of the Company’s executive officers upon certain terminations of employment within a certain period prior to and following a change in control. Other than pursuant to the termination of employment provisions under an individual executive’s employment or service agreement, the restricted share units will not vest automatically upon a change in control; any early vesting of the restricted share units will be at the discretion of the Compensation Committee.

The Offer does not state the treatment of the outstanding restricted share units pursuant to the Second-Step Merger. The following table summarizes, with respect to each executive officer, the estimated cash value of outstanding restricted share units as of June 1, 2014, based on the Offer price of a combination of (i) $28.62 per Share (based on the average closing price of Endurance common shares for the first five trading days following June 1, 2014 at an exchange ratio of 0.5518 Endurance common shares per Share) and (ii) $19.80 in cash per Share or, in the aggregated $48.42 per Share, assuming the vesting of the restricted share units were to be accelerated in connection with the Offer and the Second-Step Merger were to require the cash-out of all outstanding restricted share units, whereby each restricted share unit will be automatically converted into the right to receive an amount, subject to any applicable withholding tax, in cash equal to the product of (x) the total number of such Shares subject to such restricted share unit and (y) the Offer price.

Executive Officers	Number of Restricted Share Units (#)	Value of Restricted Share Units ($)(1)
Christopher O’Kane	46,280	2,240,878
John Worth	20,692	1,001,907
James Few	23,729	1,148,958
Brian Boornazian	19,871	962,154
Mario Vitale	23,729	1,148,958
Ann Haugh	3,858	186,804
Stephen Postlewhite	10,492	508,023
Karen Green	8,465	409,875
Rupert Villers	19,871	962,154
Emil Issavi	10,899	527,730
Kathryn Vacher	8,395	406,486
Scott Kirk	4,234	205,010
Michael Cain	9,935	481,053
Lisa Gibbard	3,950	191,259

(1)	Calculations assume a per Share value based on a combination of 0.5518 Endurance common shares and $19.80 in cash, prorated to result in an aggregate consideration mix of 40% cash and 60% Endurance common shares as outlined in the Offer to Exchange.

Treatment of Performance Share and Phantom Share Awards held by Executive Officers

The Company has awarded performance shares and/or phantom shares to its NEOs and certain other executive officers pursuant to the Share Plans. The performance shares and phantom shares are subject to a three-year service vesting period. For each of the Company’s fiscal years during the performance period, one-third of each performance share and phantom share grant is eligible to become “banked” or “earned” based on the achievement of annual growth in diluted Book Value Per Share (as defined in the applicable performance share or phantom share award agreements). Performance shares and phantom shares which are deemed “banked” or “earned” based on the annual growth in diluted Book Value Per Share test will vest and settle following the completion of a three-year service vesting period. Performance shares will settle in the form of Shares, while phantom shares will settle in cash. Vesting will be accelerated in accordance with the employment or service agreements of the Company’s executive officers upon certain terminations of employment within a certain period prior to and following a change in control. Other than pursuant to the termination of employment provisions under an individual executive’s employment or service agreement, the performance shares and phantom shares will not vest automatically upon a change in control; any early vesting of the performance shares and phantom shares will be at the discretion of the Compensation Committee.

The Offer does not state the treatment of the outstanding performance shares and phantom shares pursuant to the Second-Step Merger. The following table summarizes, with respect to each executive officer, the estimated cash value of outstanding performance shares and phantom shares as of June 1, 2014, based on the Offer price of a combination of (i) $28.62 per Share (based on the average closing price of Endurance common shares for the first five trading days following June 1, 2014 at an exchange ratio of 0.5518 Endurance common shares per Share) and (ii) $19.80 in cash per Share or, in the aggregate $48.42 per Share, assuming the vesting of the performance shares and phantom shares were to be accelerated in connection with the Offer and the Second-Step Merger were to require the cash-out of all performance shares and phantom shares, whereby each performance share and phantom share will be automatically converted into the right to receive an amount, subject to any applicable withholding tax, in cash equal to the product of (x) (i) with respect to performance shares and phantom shares subject to performance periods that were complete as of June 1, 2014, the number of “banked” or “earned” shares and (ii) with respect to performance shares and phantom shares subject to performance periods that were not complete as of June 1, 2014, the total number of such Shares subject to such performance share or phantom share, assuming 100% target performance and (y) the Offer price.

Executive Officers	Number of Performance Shares (#)	Value of Performance Shares ($) (1)(2)	Number of Phantom Shares (#)	Value of Phantom Shares ($)(1)(2)
Christopher O’Kane	164,576	7,968,770
John Worth	21,051	1,019,289
James Few	85,958	4,162,086
Brian Boornazian	74,384	3,601,673
Mario Vitale	86,588	4,192,591
Ann Haugh	11,574	560,413
Stephen Postlethwite	39,334	1,904,552
Karen Green	31,587	1,529,443
Rupert Villers	74,384	3,601,673
Emil Issavi	40,084	1,940,889
Kathryn Vacher	31,179	1,509,687
Scott Kirk	6,751	326,883	3,220	155,912
Michael Cain	37,192	1,800,837
Lisa Gibbard	6,751	326,883	2,708	131,121

(1)	Calculations assume a per Share value based on a combination of 0.5518 Endurance common shares and $19.80 in cash, prorated to result in an aggregate consideration mix of 40% cash and 60% Endurance common shares as outlined in the Offer to Exchange.
(2)	The actual amount that may become payable in respect of an outstanding performance share or phantom share subject to an incomplete performance period in connection with a change in control may be greater than the amounts set forth in the table above, as up to 200% of the initial grant is eligible to become vested based on performance.

Treatment of Options held by Executive Officers

The Company’s Chief Executive Officer, Christopher O’Kane, holds options to purchase Shares granted to him by the Company. These options have varying exercise prices based upon the grant date of the options and are fully vested. The following table summarizes the estimated cash value of the outstanding, unexercised options as of June 1, 2014, based on the Offer price of a combination of (i) $28.62 per Share (based on the average closing price of Endurance common shares for the first five trading days following June 1, 2014 at an exchange ratio of 0.5518 Endurance common shares per Share) and (ii) $19.80 in cash per Share or, in the aggregated $48.42 per Share, assuming the Second-Step Merger were to require the cash-out of all unexercised options, whereby each option will be automatically converted into the right to receive an amount, subject to any applicable withholding tax, in cash equal to the product of (x) the number of Shares subject to such options and (y) the difference between the Offer price and the applicable exercise price per Share.

Executive Officer	Number of Unexercised Vested Options (#)	Year of Grant	Option Exercise Price	Value of Unexercised Vested Options ($) (1)
Christopher O’Kane	23,603	2004	24.44	566,000
	87,719	2006	23.65	2,172,800
	75,988	2007	27.28	1,606,386

(1)	Calculations assume a per Share value based on a combination of 0.5518 Endurance common shares and $19.80 in cash, prorated to result in an aggregate consideration mix of 40% cash and 60% Endurance common shares as outlined in the Offer to Exchange.

No Other Equity-Based Awards

Other than the equity-based awards described above, there are no stock options or other equity or equity-based awards held by the Company’s executive officers or non-employee directors.

Employee Share Purchase Plans

The Company maintains the Company’s 2008 Employee Share Purchase Plan, as amended, the Company’s 2008 International Employee Share Purchase Plan (collectively, the “ESPP”, filed as Exhibit (e)(21) to this Statement and incorporated herein by reference) and the Aspen Insurance Holding Limited 2008 Sharesave Scheme, as amended (the “Sharesave Scheme”) (filed as Exhibit (e)(22) to this Statement and incorporated herein by reference). All employees who are employed by the Company or any designated subsidiary (as such term is defined in the ESPP) are eligible to participate in the ESPP and all employees who are employed by a constituent company (as defined in the Sharesave Scheme) are eligible to participate in the Sharesave Scheme. The purpose of the ESPP and the Sharesave Scheme is to provide employees with the right to purchase Shares (or a purchase option) through payroll deductions. With respect to the ESPP, generally, in connection with the merger (which would include the consummation of the Second-Step Merger), amalgamation or consolidation of the Company with or into another entity, unless otherwise provided by the board of directors or in the event the purchase option is assumed by the successor corporation, the offering period will be shortened to allow for a final purchase. With respect to the Sharesave Scheme, generally, in connection with the consummation of the Second-Step Merger, or in the event any person obtains control (as defined in the Sharesave Scheme) of the Company as a result of an offer to acquire all of the Shares, each participant will have six months thereafter to exercise their purchase option, unless the successor corporation provides a new option for its shares in exchange for the purchase option which has an aggregate market value and aggregate exercise price and terms otherwise the same as the purchase option.

Other Potential Severance Benefits for Executive Officers

The Company or a subsidiary of the Company is party to employment or service agreements with each of Christopher O’Kane, John Worth, James Few, Brian Boornazian and Mario Vitale, as well as its other executive officers. Unless otherwise specified in the following summary of the Company’s executive officer’s employment or service agreements, references to the “Company” includes the Company’s direct and indirect subsidiaries, as applicable.

        Under the terms of the service agreement with Christopher O’Kane (filed as Exhibit (e)(3) to this Statement and incorporated herein by reference), in the event that Mr. O’Kane terminates his employment with good reason or the Company terminates Mr. O’Kane’s employment without cause, subject to the execution of a release of claims, Mr. O’Kane is entitled to: (a) salary at his salary rate through the date on which his termination occurs; (b) the lesser of (x) the target annual incentive award for the year in which Mr. O’Kane’s termination occurs, and (y) the average of the annual incentive awards received by Mr. O’Kane in the prior three years, multiplied by a fraction, the numerator of which is the number of days that Mr. O’Kane was employed during the applicable year and the denominator of which is 365; (c) a severance payment equal to two times the sum of (x) Mr. O’Kane’s highest salary during the term of the agreement and (y) the average annual bonus paid to Mr. O’Kane in the previous three years; and (d) the unpaid balance of all previously earned cash bonus and other incentive awards with respect to performance periods which have been completed, but which have not yet been paid, all of which, other than the severance payments described in (c) above, shall be payable in a lump sum in cash within 30 days after termination. In the event the Company does not exercise its right to enforce garden leave under the agreement, fifty percent of the severance payments described in (c) above will paid to Mr. O’Kane within 14 days of the execution by Mr. O’Kane of a valid release and the remaining 50% will be paid in four equal quarterly installments during the 12 months following the first anniversary of the date of termination, conditional on Mr. O’Kane complying with the non-solicitation provisions applying during that period. In the event the Company exercises its right to enforce garden leave under the agreement, all amounts described in (c) above will be reduced by the amount of salary and bonus payments received Mr. O’Kane during the garden leave notice period and the remaining amounts will be paid in four equal quarterly installments during the 12 months following the termination date, conditional on Mr. O’Kane complying with the non-solicitation provisions applying during that period.

Under the terms of the employment agreement with John Worth (filed as Exhibit (e)(4) to this Statement and incorporated herein by reference), in the event that Mr. Worth terminates his employment with good reason or the Company terminates Mr. Worth’s employment without cause, subject to the execution of a release of claims, Mr. Worth is entitled to: (a) salary at his salary rate through the date on which his termination occurs; (b) the lesser of (x) the target annual incentive award for the year in which Mr. Worth’s termination occurs, and (y) the average of the annual incentive awards received by Mr. Worth for the three completed years immediately prior to the year of termination (or, if less, the number of complete years employed), multiplied by a fraction, the numerator of which is the number of days that Mr. Worth was employed during the applicable year and the denominator of which is 365; (c) the sum of (x) Mr. Worth’s highest salary rate during the term of the agreement and (y) the average of the annual bonus awards received by Mr. Worth for the three completed years immediately prior to the year of termination (or, if less, the number of complete years employed) immediately prior to the year of termination; and (d) the unpaid balance of all previously earned cash bonus and other incentive awards with respect to performance periods which have been completed, but which have not yet been paid, all of which amounts shall be payable in a lump sum in cash within 30 days after termination. In the event that Mr. Worth is paid in lieu of notice under the agreement (including if the Company exercises its right to enforce garden leave under the agreement) the amounts described in (c) will be inclusive of the payments employee would have been entitled to during the garden leave notice period.

Under the terms of the service agreement with James Few (filed as Exhibit (e)(5) to this Statement and incorporated herein by reference), in the event that Mr. Few terminates his employment with good reason or the Company terminates Mr. Few’s employment without cause, subject to the execution of a release of claims, Mr. Few is entitled to: (a) salary at his salary rate through the date on which his termination occurs; (b) the lesser of (x) the target annual incentive award for the year in which the employee’s termination occurs, and (y) the average of the annual incentive awards received by the employee in the prior three years, multiplied by a fraction, the numerator of which is the number of days that the employee was employed during the applicable year and the denominator of which is 365; (c) the sum of (x) Mr. Few’s highest salary rate during the term of the agreement and (y) the average annual bonus awards received by Mr. Few for the three years immediately prior to the year of termination; and (d) the unpaid balance of all previously earned cash bonus and other incentive awards with respect to performance periods which have been completed, but which have not yet been paid, all of which amounts shall be payable in a lump sum in cash within 30 days after termination. In the event that Mr. Few is paid in lieu of notice under the agreement (including if the Company exercises its right to enforce garden leave under the agreement) the amounts described in (c) will be inclusive of the payments Mr. Few would have been entitled to during the notice period.

Under the terms of the employment agreement with Brian Boornazian (filed as Exhibit (e)(6) to this Statement and incorporated herein by reference), in the event that Mr. Boornazian terminates his employment with good reason or the Company terminates Mr. Boornazian’s employment without cause, subject to the execution of a release of claims, Mr. Boornazian is entitled to: (a) earned but unpaid salary through the date on which the termination occurs and earned but unpaid prior year annual bonus, payable within 20 days after the normal payment date; (b) the sum of (x) the employee’s highest salary during the term of the agreement and (y) the average annual bonus awards received by the employee for the three years immediately prior to the year of termination, payable in equal installments over the remaining term of the agreement, in accordance with regular payroll practices; and (c) a prorated annual bonus based on the actual annual bonus for the year in which the termination occurs, prorated based on the fraction of the year the employee was employed, and paid on the date bonuses are otherwise paid.

Under the terms of the service agreement with Mario Vitale (filed as Exhibit (e)(10) to this Statement and incorporated herein by reference), in the event that Mr. Vitale terminates his employment with good reason or the Company terminates Mr. Vitale’s employment without cause, subject to the execution of a release of claims, Mr. Vitale is entitled to: (a) earned but unpaid salary through the date on which his termination occurs, payable within 20 days after the normal payment date; (b) a lump sum payment equal to Mr. Vitale’s then current annual base salary, payable within 60 business days after the termination date, (c) a lump sum payment equal to the lesser of (x) Mr. Vitale’s then current bonus potential or (y) the average actual bonus paid to Mr. Vitale during the three years immediately prior to the year of termination, payable within 60 business days after the termination date; (d) continued vesting, to the extent not already vested, of the restricted share units granted to Mr. Vitale pursuant to his employment agreement and (e) any earned but unpaid prior year annual bonus, earned but unpaid equity and/or incentive awards, accrued but unpaid vacation days and unreimbursed business expenses, payable within 20 business days after the normal payment date.

Under the terms of the service agreements with each of Messrs. Cain, Kirk, Postlewhite, and Villers, and each of Mmes. Gibbard, Green, Haugh, and Vacher (the form of which is filed as Exhibit (e)(39) to this Statement and incorporated herein by reference), in the event that the executive officer terminates his or her employment with good reason or the Company terminates the executive officer’s employment without cause, the executive officer shall generally be entitled to: (a) earned but unpaid salary through the date on which the executive officer’s termination occurs; (b) the lesser of (x) the target annual bonus/incentive award for the year in which the executive officer’s termination occurs and (y) the average of the annual bonus/incentive awards received by the executive officer in the prior three years (or, if less, the number of complete prior years in which the executive officer was employed by the Company), multiplied by a fraction, the numerator of which is the number of days that the executive officer was employed during the applicable year and the denominator of which is 365; (c) the sum of (x) the executive officer’s highest salary rate during the term of the executive officer’s current service agreement and (y) the average of the annual bonus/incentive awards received by the executive officer for the three completed years prior to the year of termination (or, if less, the number of complete years employed by the Company); and (d) the unpaid balance of all previously earned cash bonus and other incentive awards with respect to performance periods which have been completed, but which have not yet been paid, all of which amounts shall be payable in a lump sum in cash within 30 days after the executive officer’s termination. In the event that the executive officer is paid in lieu of notice under the agreement (including if the Company exercises its right to enforce garden leave under the agreement) the amounts described in (c) will be inclusive of the payments employee would have been entitled to during the garden leave notice period.

Under the terms of the employment agreement with Emil Issavi (filed as Exhibit (e)(40) to this Statement and incorporated herein by reference), in the event that Mr. Issavi terminates his employment with good reason or the Company terminates Mr. Issavi’s employment without cause, Mr. Issavi shall be entitled to (a) (i) any portion of his earned but unpaid annual base salary to the date of termination, (ii) any earned but unpaid prior year annual bonus, (iii) any other earned but unpaid equity and/or incentive awards, (iv) a payment reflecting accrued but unused vacation days, and (v) any unreimbursed business expenses; (b) a lump sum equal to Mr. Issavi’s then current annual base salary; (c) a lump sum equal to the lesser of (i) Mr. Issavi’s then-current annual bonus potential or (ii) the average actual annual bonus paid to Mr. Issavi for the three years preceding the year of termination.

Under the agreements with each of the executive officers, if the employee is terminated without cause or resigns for good reason in the six months prior to a change in control or the two-year period following a change in control, in addition to the benefits discussed above, all share options and other equity-based awards granted to the executive following the date of their employment or service agreement, as applicable, shall immediately vest and remain exercisable for the remainder of their terms. In addition, in the case of Mr. O’Kane, he may be entitled to certain excise tax gross-up payments in the event he is subject to an excise tax under Section 4999 of the U.S. Internal Revenue Code.

Termination for Cause

In the case of Messrs. O’Kane, Few, Worth, Kirk, Cain, Postlewhite and Villers and Mmes. Haugh, Gibbard, Vacher and Green, employment may be terminated for cause if:

•	the employee becomes bankrupt, is convicted of a criminal offense (other than a traffic violation or a crime with a penalty other than imprisonment), commits serious misconduct or other conduct bringing the employee or the employer or any of its subsidiaries into serious disrepute;

•	the employee materially breaches, or repeatedly does not observe, any provisions of the service agreement or conducts himself in a manner that is seriously and materially prejudicial to the business of the Company;

•	the employee is disqualified from being a director in the case of Mr. O’Kane; or

•	the employee repeatedly and materially breaches any code of conduct or ceases to be registered by any regulatory body.

In the case of Messrs. Boornazian and Issavi, employment may be terminated for cause if:

•	the employee’s willful misconduct is materially injurious to the Company;

•	the employee intentionally fails to act in accordance with the direction of the Chief Executive Officer of the Company or the board of directors of the Company;

•	the employee is convicted of, or enters a plea of nolo contendere to, a crime that constitutes a felony under the laws of the United States or any U.S. state;

•	the employee violates a law, rule or regulation that governs Aspen ReAmerica Inc.’s business and either (i) has a material adverse effect on the Company’s business, or (ii) disqualifies him from employment; or

•	the employee intentionally breaches a written non-compete or non-disclosure agreement.

In the case of Mr. Vitale, employment may be terminated for cause if:

•	the employee’s willful misconduct is materially injurious to the Company or its affiliates;

•	the employee intentionally fails to act in accordance with the direction of the Chief Executive Officer of the Company or the board of directors of the Company;

•	the employee is convicted of, or enters a plea of nolo contendere to, a crime that constitutes a felony under the laws of the United States or any U.S. state;

•	the employee violates a law, rule or regulation that governs the business of the Company and either (i) has a material adverse effect on the business of the Company, or (ii) disqualifies him from employment; or

•	the employee intentionally breaches a written non-compete or non-disclosure agreement.

Resignation for Good Reason

In the case of Messrs. O’Kane, Few, Worth, Kirk, Cain, Postlewhite and Villers and Mmes. Haugh, Gibbard, Vacher and Green, employment may be terminated by the employee without notice for good reason if:

•	the employee’s annual salary or bonus opportunity is reduced (provided, any such reduction must be material in the case of Messrs. Worth and Kirk and Mmes. Haugh and Gibbard) or is not paid or provided when due in the case of Messrs. Cain, Postlewhite and Villers and Mmes. Vacher and Green;

•	there is a material diminution in the employee’s duties, authority, responsibilities or title, or the employee is assigned duties materially inconsistent with his or her position (or in the case of Mr. Worth, status);

•	the employee is removed from any of his or her positions (or in the case of Mr. O’Kane is not elected or reelected to such positions);

•	an adverse change in the employee’s reporting relationship occurs in the case of Messrs. O’Kane, Few, Cain and Postlewhite and Mmes. Vacher and Green;

•	the employee is required to relocate more than 50 miles from the employee’s current office; or

•	the employer fundamentally breaches the service agreement in the case of Messrs. Cain and Postlewhite and Ms. Vacher.

provided that, in each case, the default has not been cured within 30 days of receipt of a written notice from the employee.

In the case of Messrs. Boornazian, Issavi and Vitale, employment may be terminated by the employee for good reason upon 90 days’ notice if:

•	there is a material diminution in the employee’s responsibilities, duties, title or authority;

•	the employee’s annual salary is materially reduced;

•	there is a material breach by the Company of the employment agreement; or

•	In the case of Mr. Issavi, the Company requires him to relocate more than 200 miles from his current office location.

provided that, in each case, the default has not been substantially cured within 60 days of receipt of written notice from the employee.

The following table sets forth the estimated cash severance payments each of our executive officers would be entitled to assuming their employment was terminated by the Company without “cause” or by the executive for “good reason” as each such term is defined in the executive employment or service agreement assuming a qualifying termination on June 1, 2014.

Executive Officers	Total Cash Payout ($)
Christopher O’Kane	4,310,933
John Worth	1,506,011
James Few	1,561,444
Brian Boornazian	1,483,811
Mario Vitale	1,761,847
Ann Haugh	1,478,238
Stephen Postlewhite	1,141,499
Karen Green	992,940
Rupert Villers	1,159,057
Emil Issavi	1,153,056
Kathryn Vacher	877,870
Scott Kirk	656,860
Michael Cain	632,287
Lisa Gibbard	560,010

Deferred Compensation

In the U.S., Mario Vitale participates in the Aspen Insurance U.S. Services, Inc. Deferred Compensation Plan (filed as Exhibit (e)(50) to this Statement and incorporated herein by reference). In connection with a change in control (as defined in the plan) of Aspen Insurance U.S. Services, Inc., Mr. Vitale’s account balance will become fully vested (to the extent not already vested) and will be paid in accordance with Mr. Vitale’s previous deferral election(s). The following table sets forth the estimated account balance of Mr. Vitale under the Aspen Insurance U.S. Services, Inc. Deferred Compensation Plan as of June 1, 2014.

Executive Officer	Estimated Deferred Compensation Plan Account Balance ($)
Mario Vitale	75,251

Director Compensation

The Director Plans provide for awards to non-employee directors, as described above in “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company – Treatment of Non-Employee Director Restricted Share Units.” In addition, in 2013, non-employee directors of the Company were paid an annual director fee of $50,000, plus a fee of $5,000 for each formal board meeting or a gathering of the board where attendance is expected (or single group of board and/or committee meetings) attended by the director. In addition, the chairman of the board, Glyn Jones, received an annual fee of £200,000 ($312,860, based on the average exchange rate for the year), of which a portion was for his services as chair of a subsidiary. Committee chairs received additional fees as follows:

•	Audit Committee Chair - $30,000

•	Compensation Committee Chair - $15,000

•	Risk Committee Chair - $15,000

•	Corporate Governance and Nominating Committee Chair - $10,000

•	Investment Committee Chair - $10,000

Members of the Audit Committee (other than the Chair of the Audit Committee) also receive an additional $10,000 per annum for service on that committee. Additionally, certain directors receive additional compensation for serving on the boards of subsidiaries of the Company.

Indemnification of Directors and Officers

Bye-Law 145 of the Company’s bye-laws provides, among other things, that, subject to certain provisos, the directors and executive officers of the Company (such persons, the “Indemnified Persons”) shall be indemnified and held harmless out of the assets of the Company against all actions, costs, charges, liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him by or by reason of any act done, conceived in or omitted in the conduct of the Company’s business or in the discharge of his duties. The indemnity contained in Bye-Law 145 extends to the Indemnified Persons of the Company acting in any office or trust in the reasonable belief that he has been appointed or elected to such office or trust notwithstanding any defect in such appointment or election provided that the indemnity contained in Bye-Law 145 shall not extend to any matter which would render it void under the Companies Act.

Bye-Law 149 of the Company’s bye-laws provides that each shareholder and the Company agree to waive any claim or right of action he or it may at any time have, whether individually or by or in the right of the Company, against any Indemnified Person on account of any action taken by such Indemnified Person or the failure of such Indemnified Person to take any action in the performance of his duties with or for the Company. Such waiver shall not apply to any claims or rights of action arising out of the fraud of such Indemnified Person or to recover any gain, personal profit or advantage to which such Indemnified Person is not legally entitled.

The Companies Act provides that a Bermuda company may indemnify its directors in respect of any loss arising or liability attaching to them as a result of any negligence, default, breach of duty or breach of trust of which they may be guilty. However, the Companies Act also provides that any provision, whether contained in the Company’s bye-laws or in a contract or arrangement between the Company and the director, indemnifying such director against any liability which would attach to him in respect of his fraud or dishonesty will be void.

The Company has purchased directors and officers liability insurance policies. Such insurance will be available to the Company’s directors and officers in accordance with its terms. In addition, certain directors may be covered by directors and officers liability insurance policies purchased by their respective employers, subject to the limitation of the policy terms.

Item 4. The Solicitation or Recommendation

Recommendation of the Aspen Board of Directors

After careful and thorough consideration, including review of the terms and conditions of the Offer in consultation with Aspen’s management and independent financial and legal advisors, and consideration of its fiduciary duties under applicable law, the Aspen board of directors unanimously determined that the Offer significantly undervalues Aspen and that the Offer is not in the best interests of Aspen or its shareholders.

Accordingly, for the reasons described in more detail below, the Aspen board unanimously recommends that Aspen shareholders reject the Offer and NOT tender any of their Aspen Shares to Endurance pursuant to the Offer. Please see “—Reasons for the Recommendation of the Aspen Board of Directors” for further detail.

If you have tendered your Shares, you can withdraw them. For assistance in withdrawing your Shares, you can contact your broker or Aspen’s information agent, Innisfree M&A Incorporated (“Innisfree”), at the contact information below:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Shareholders call toll-free: (877) 717-3930

Banks and Brokers call collect: (212) 750-5833

Copies of the press release, investor presentation and Q&A relating to the recommendation of the Aspen board are filed as Exhibits (a)(1), (a)(2) and (a)(3) hereto, respectively, and are incorporated herein by reference.

Background of the Offer

Aspen was founded in 2002 by Chris O’Kane, Aspen’s current Chief Executive Officer, in the belief that each client deserves solutions that are both carefully tailored to its unique needs and in reliance on the intelligence, expertise, experience and good judgment of our employees. This people-first philosophy has helped Aspen become a leading global insurance and reinsurance company. We focus on select high-value-added markets, operating across a wide range of geographies and specialist business lines and continue to build an increasingly diversified and international business, with over $10 billion of assets. Our approach is underpinned by robust and effective risk management - we look at risk management as a way of adding value and not merely minimizing downside. We believe in the importance of a strong Lloyd’s franchise and have expanded our Lloyd’s platform internationally and gained pre-eminent positions in various specialty markets increasingly fundamental for first-tier commercial insurers and reinsurers. We have also built our Aspen U.S. business significantly over the last few years, with approximately $150 million of investment since 2009, and we now believe we have achieved the critical mass necessary to reap the rewards of such build-out.

In the first quarter of 2014, Aspen’s strong results demonstrated the soundness of our strategy. As a result of our continued execution of our strategic priorities building on prior investments, we reported annualized operating return on average equity (“ROE” or “Operating ROE”) of 14.8%, the highest in over three years, and an increase of 4.4% of diluted book value per share from December 31, 2013. See “Item 8. — Additional Information—Guidance” and “—Non-GAAP Financial Measures.” The Aspen board of directors believes that Aspen is poised to continue to deliver superior results for its shareholders.

On January 30, 2014, John Charman, the Chairman and Chief Executive Officer of Endurance, placed a telephone call to Mr. O’Kane, stating that Endurance wanted to discuss strategic options for Aspen, without providing any further details. Promptly after this telephone call, Mr. O’Kane informed Glyn Jones, the Chairman of Aspen’s board of directors, of this initial contact and, together, they consulted with Goldman, Sachs & Co. (“Goldman Sachs”), Aspen’s financial advisor, and Willkie Farr & Gallagher LLP (“Willkie Farr”), Aspen’s outside legal counsel.

Prior to Mr. O’Kane’s responding, Mr. Charman sent an email to Mr. O’Kane a few days later, on February 4, 2014, stating that he wanted to discuss a transaction between Endurance and Aspen, again without specifying any terms or other information regarding such a transaction.

At a February 6, 2014 meeting of the Aspen board of directors, the Aspen board was advised of Endurance’s contact with Mr. O’Kane. It was the unanimous view of the board that a meeting with Endurance would not be productive, particularly in the absence of any information or terms presented for discussion at such meeting.

On February 13, 2014, Mr. Charman left a voicemail for Mr. O’Kane stating that he wanted to discuss a transaction between Endurance and Aspen, again without providing any details about the terms of such proposed transaction. On the same day, Mr. O’Kane sent an email to Mr. Charman declining to meet to discuss a transaction.

On February 18, 2014, Mr. Charman delivered to Aspen’s board of directors a letter expressing Endurance’s belief in the merits of a transaction between Endurance and Aspen and setting forth a proposal of consideration consisting of 60% Endurance Common Stock and 40% cash for all of Aspen’s Shares, which Endurance claimed was worth $47.50 per Aspen share. The full text of this letter is set forth as Exhibit (a)(13) and incorporated herein by reference.

Promptly after receiving such February 18 letter, Mr. Jones provided a copy of the letter to all members of the Aspen board of directors. On February 24, 2014, Mr. Jones responded to Mr. Charman to acknowledge receipt of his letter and inform him that the letter had been shared with Aspen’s board of directors and that the Aspen board would respond after it had an opportunity to complete a thorough review and evaluation of the letter. The full text of Mr. Jones’ letter is set forth below:

Dear John:

I am in receipt of your letter dated February 18th, which I have shared with Aspen’s Board of Directors. We will respond after we have had an opportunity to complete a thorough review and evaluation of your letter in accordance with our fiduciary obligations.

Yours sincerely,

/s/ Glyn Jones

Glyn Jones

Chairman of the Board

Over the next week following receipt of Mr. Charman’s letter, Mr. O’Kane and Mr. Jones engaged in a number of discussions with Goldman Sachs and Willkie Farr and determined to convene meetings of the Aspen board of directors on March 5 and March 13, 2014 to discuss the letter received from Mr. Charman.

Before such board meetings took place, on February 26, 2014, Mr. Charman sent Mr. Jones a letter referencing the prior proposal and pressuring Aspen to respond quickly. The full text of that letter is set forth as Exhibit (a)(12) and incorporated herein by reference.

At the Aspen board of directors meeting held on March 5, 2014, the board was updated on the further contacts by Mr. Charman and agreed that in addition to Goldman Sachs and Willkie Farr, Aspen would retain as additional advisors Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), as outside legal counsel, and Conyers Dill & Pearman (“Conyers”), as Bermuda special counsel. It was also agreed that at the scheduled March 13th board meeting, Goldman Sachs would provide a detailed analysis of the proposal made by Endurance and the Aspen board would further discuss next steps.

Before Aspen completed its consideration of the proposal, on March 12, 2014, Mr. Charman sent Mr. Jones a letter, in which he expressed his view that “it is now time to commence substantive discussions.” A copy of Mr. Charman’s March 12th letter is set forth as Exhibit (a)(11) and incorporated herein by reference.

On March 13, 2014, the Aspen board of directors met as scheduled in the offices of Wachtell Lipton, at which meeting representatives of Goldman Sachs, Willkie Farr, Wachtell Lipton and Conyers were present. The Aspen board considered and discussed Aspen’s strategic direction and reviewed its 2014-2016 business plan, which was a product of Aspen’s regular planning process that began in November 2013. The Aspen board also discussed Endurance’s unsolicited proposal. After consideration of presentations by management and Aspen’s financial advisor, as well as advice from its legal advisors, the Aspen board unanimously concluded that Endurance’s unsolicited proposal was not in the best interests of Aspen or its shareholders and that the Aspen board did not wish to pursue the matter further. Messrs. Jones and O’Kane sent a letter to Mr. Charman informing him of such conclusion by the board on March 18, 2014:

Dear John:

The Board of Directors of Aspen, with the assistance of its financial advisor, Goldman, Sachs & Co., and its legal advisors, Wachtell, Lipton, Rosen & Katz and Willkie Farr & Gallagher LLP, has reviewed and thoroughly considered your February 18th letter. The Board has unanimously determined that your unsolicited proposal is not in the best of interests of Aspen or Aspen’s stockholders, and it does not wish to pursue this matter further.

Yours sincerely,

/s/ Glyn Jones

Glyn Jones

Chairman of the Board of Directors

/s/ Chris O’Kane

Chris O’Kane

Chief Executive Officer

At the March 13th meeting of the Aspen board, it was also agreed that in order to better enable efficient board action, a strategy committee of the board of directors, consisting of six of the twelve Aspen directors, including Mr. Jones and Mr. O’Kane, would be established and be delegated the authority to meet and consider certain matters in connection with Endurance’s proposal as appropriate. All members of the board would be welcome to attend meetings of the strategy committee.

On April 3, 2014, Mr. Charman delivered to Aspen’s board of directors a letter repeating the terms of the proposal previously made by Endurance and previously rejected by the Aspen board. The full text of this letter is set forth as Exhibit (a)(10) and incorporated herein by reference.

Following receipt of that letter, the Aspen strategy committee was convened and met on April 6, 2014 to again discuss the proposal. This proposal had been thoroughly evaluated and unanimously rejected at the Aspen board’s March 13th  meeting. Following additional presentations and discussions by Aspen’s management and financial advisor, and advice from legal counsel, the strategy committee unanimously confirmed its view that Endurance’s proposal was not in the best interests of Aspen or its shareholders.

The committee also authorized Goldman Sachs to return a telephone call made by a representative of Morgan Stanley, Endurance’s financial advisor, which was believed to be in connection with Endurance’s proposal. On April 8th, a representative of Goldman Sachs returned such telephone call and spoke to the Morgan Stanley representative, who repeated Endurance’s proposal and Endurance’s belief that a combination made sense. The representative of Goldman Sachs asked whether there was any new information and if so, to pass it along so that the Aspen board could consider it. The Morgan Stanley representative said that there was not any new information.

Following that phone call, on April 8, 2014, Aspen delivered to Endurance’s board of directors the following letter, noting that Endurance’s March 13th letter did not add to the information the Aspen board had when it unanimously rejected Endurance’s proposal set forth in the February 18th letter, and outlined the various reasons it believed that Aspen could deliver superior value by executing on its standalone plan:

Dear Members of the Board:

The Board of Directors of Aspen Insurance Holdings Limited has received your letter of 3 April 2014.

Your most recent letter does not add to the information the Aspen Board had when we thoroughly considered your 18 February 2014 letter and unanimously concluded that the possible acquisition of Aspen by Endurance was not in the best interests of Aspen or its stockholders and that we did not wish to pursue the matter further. The Aspen Board continues to have no interest in pursuing the matter further.

As was the case with your prior letters, we find your most recent letter to be based on uninformed and unsubstantiated assertions and assumptions about alleged benefits of the combination that do not stand up to analysis. The Aspen Board has concluded that Aspen will be able to create superior value for our stockholders based on our standalone plan. Aspen has a long history of value creation for its stockholders and has a clearly articulated growth strategy for delivering value to its stockholders going forward. We have built a diversified business with a strong balance sheet, proven management team and disciplined risk management, and are confident that continued execution of our strategy provides value far in excess of what you have suggested in the letter. The levers that we have available to achieve our ROE goals are clear and well-understood by the market and you have clearly misrepresented our 10% ROE guidance for 2014 as our long-term goal. We are confident we will be able to deliver superior growth by following our plan.

As part of our review, we have evaluated Endurance’s business mix, market presence, quality of earnings, earnings outlook and management culture, all of which we found to be either unattractive or incompatible with Aspen’s strategy. With respect to business mix, Endurance is over-concentrated in crop insurance, a business which is troubled, low margin, recently volatile and exposed to major risks. The other insurance businesses are nascent and have not demonstrated progress. Endurance’s continued well-publicized antipathy for Lloyd’s is inconsistent with Aspen’s business model, as our Lloyd’s syndicate is one of the most dynamic parts of our insurance franchise and a top quartile performer amongst Lloyd’s syndicates. Aspen has a strong and well-regarded reinsurance business with a clearly defined strategy for addressing the changes in market dynamics while, in contrast, Endurance is hesitant and uncertain about the industry. Furthermore, as analysts have pointed out, Endurance’s earnings in recent years have been disproportionately driven by reserve releases (a trend that accelerated at year-end 2013) and the path for future earnings is unclear.

Any combination with Endurance’s centralized, top-down management model, as compared to our collaborative, teamwork-oriented culture, would result in extreme personnel disruption and loss of attractive business. It is worth noting that our company is in significant litigation due to your orchestrated poaching of Aspen employees and clear breaches of fiduciary and other duties arising from this. The dis-synergies from the transaction you propose, including loss of business and personnel, combined with Endurance’s unappealing business mix, earnings track record and incompatible culture, make the combination unattractive, particularly in contrast to what Aspen expects to achieve by following our standalone plan.

In addition, your letter poses significant risks and uncertainties, including (1) Endurance’s due diligence of Aspen, (2) due diligence of Aspen by your financing sources, (3) your ability to raise the necessary funds, even the most general terms and amounts of which are omitted from your letter (we note in this regard that one of the financing sources from your prior letter is no longer included, and CVC’s commitment is no longer described as “equity”), (4) your ability to secure all required regulatory approvals and (5) importantly, approval of your own stockholders.

The foundation of Aspen’s business is our client relationship franchise, and our people are our most valuable assets. The uncertainty and distraction that would result from pursuing what your letter proposes would be destructive of value for our company and our stockholders. Your “proposal” is merely the request for a one-way option to start an investigation of our company and later decide if you wish to pursue a transaction. The Aspen Board is vehemently opposed to the hostile attempt of Endurance to address its business problems at the expense of Aspen and its stockholders and to your potential effort to destabilise a key competitor.

For the reasons outlined above, we are not interested in pursuing what your letter proposes and do not believe that any purpose would be served by meeting with you or your advisors.

Yours sincerely,

/s/ Glyn Jones

Glyn Jones

Chairman of the Board of Directors

/s/ Chris O’Kane

Chris O’Kane

Chief Executive Officer

On April 14, 2014, Endurance issued a press release publicly announcing its proposal. The stated price in the publicly announced proposal was the same as that proposed by Endurance on February 18th and April 3rd. The press release included a copy of the letter simultaneously delivered by Endurance to Aspen’s board, the full text of which is set forth as Exhibit (a)(9) and incorporated herein by reference.

On April 14, 2014, Aspen issued a press release announcing its rejection of the unsolicited Endurance proposal and the board’s unanimous view that the proposal significantly undervalues Aspen, represents a strategic mismatch, carries significant execution risk and would result in substantial dis-synergies. That press release also included a copy of the April 8 letter sent by Messrs. Jones and O’Kane to the Endurance board.

On April 17, 2014, the strategy committee of the Aspen board of directors again met and discussed Endurance’s latest actions in making its unsolicited proposal, which Aspen had on several prior occasions considered and rejected. At such meeting, the strategy committee also determined to adopt a one-year shareholder rights plan and resolved to issue one preferred share purchase right in respect of each Aspen share issued and outstanding at the close of business on April 28, 2014. Immediately following such approval, Aspen issued a press release announcing its adoption of the shareholder rights plan.

On April 20, 2014, Aspen issued a press release attaching a letter that it had issued to its shareholders, which described the serious concerns it had identified with respect to Endurance’s proposal. The full text of Aspen’s letter to shareholders is set forth below:

Dear Aspen Shareholders:

As you are undoubtedly aware, the Board of Directors of Aspen Insurance Holdings Limited believes that the transaction that Endurance Specialty Holdings Ltd. seeks with Aspen – first indicated in its 18th February letter, repeated again in its 3rd April letter and then repeated publicly on 14th April – is not in the best interests of Aspen or its shareholders. Since Endurance publicized its letter on 14th April, we have been in touch with a number of you, as well as a number of our clients and brokers, and have found overwhelming consensus for our rejection of Endurance’s “proposal.”

We have repeatedly informed Endurance of our serious concerns regarding its “proposal,” but Endurance has failed to respond substantively to any of them. These concerns include:

Endurance significantly undervalues Aspen’s business

The Aspen Board has concluded that Aspen will be able to create superior value for Aspen shareholders based on our standalone plan. We have built a diversified business with a clear strategy, strong balance sheet, proven management team and disciplined risk management, and are confident that continued execution of our strategy provides value far in excess of what is suggested in a risky combination with Endurance. In that regard, the investments we have made in our Lloyd’s business and US Insurance business are on track to fulfill our expectations, and we expect our book value to increase meaningfully as a result. We are very focused on executing on our clear strategy for building superior value for you.

Endurance stock as consideration in a combination is not appealing

Endurance has an unattractive business mix and quality of earnings issues. A combination with Endurance would cause Aspen and its shareholders to suffer from the difficulties attributable to Endurance’s business, including: (1) its over-reliance on crop insurance, a business which is troubled, low-margin, recently volatile and exposed to major risks, (2) the lack of progress in its other insurance businesses, which are in a nascent stage and (3) its weak reinsurance business. Moreover, Endurance’s earnings in recent years have been driven disproportionately by prior-year reserve releases. The combination Endurance proposes is, in our view, an effort by Endurance to solve its business issues at the expense of Aspen and its shareholders.

There are substantial risks regarding the supposed synergies. Endurance claims that a combination would result in “over $100 million of annual synergies,” but its discussion is superficial, its claims are unsubstantiated and the types and sources of synergies are unidentified. Importantly, we believe this claim assumes no disruption or loss of business to the combined company. Based on what we are hearing from clients and brokers so far, our serious concerns about the potential combination’s dis-synergies, as indicated in our letter of 8th April, are on target. If anything, we appear to have understated the dis-synergies and the impact they would have on the value of the combined company. Scale for the sake of scale is not a reason to pursue a business combination with Endurance.

The CVC investment will negatively impact the shareholders of both companies. Endurance states that CVC’s $1.05 billion investment consists of Endurance shares at a “pre-negotiated discount,” Endurance warrants with an exercise price “higher than an average market price” and “customary” governance rights for a “significant” minority investment. The amount of equity to be given up to CVC and at what “discount[ed]” price, the amount and terms of the warrants and the “customary” governance rights that CVC would receive all significantly impact the economics of a potential transaction – not just for Aspen and its shareholders, but for Endurance and its shareholders as well. These terms are extremely important to the valuation of the stock component of the consideration that Endurance proposes. If answers to these questions are in fact known, the information should be disclosed to Endurance’s own shareholders and the market as a whole.

Endurance has expressed a strong dislike for Lloyd’s business. In an attempt to convince the market that Endurance would embrace Aspen’s top tier Lloyd’s business, John Charman, Chairman and Chief Executive Officer of Endurance, stated on 14th April that “Aspen’s core strength in the London insurance market – including through Lloyd’s – is an attractive area.” This is in stark contrast to Endurance’s previously expressed disdain for Lloyd’s, including less than a year ago when Mr. Charman stated, “I find it difficult to want to be a . . . piece of [Lloyd’s].” (Insurance Insider, 10th June 2013). Given such statements, we would be extremely concerned that a combination with Endurance would pose risks to our Lloyd’s syndicate, which is one of the most dynamic parts of our insurance franchise and a top performer amongst Lloyd’s syndicates.

The availability of the cash consideration is highly uncertain

Endurance states that the CVC “commitment,” which constitutes most of the cash Endurance would use in a transaction, is “subject to customary due diligence of Aspen by the investors.” Endurance’s response to the concerns we noted in our 8th April letter regarding the certainty of CVC’s “commitment” – that it will provide the terms of the commitment only if we sign a non-disclosure agreement and sit down to meet with Endurance – is no answer at all. Either Endurance has the funds or it does not, and if it has the funds, it should say so. The financing commitment letter should be fully disclosed publicly.

We would expect material personnel disruption and loss of business due to the cultural mismatch between the two companies

We have serious concerns about the significant personnel disruption and loss of attractive business that would result from a combination of Aspen’s collaborative, teamwork-oriented culture with Endurance’s centralized, top-down management model. Endurance’s recent description of its “collegial environment” is inconsistent with the industry’s experience. Aspen is currently in litigation as a result of Endurance’s orchestrated poaching of Aspen employees, and, according to news reports, Mr. Charman was relieved of his positions at his last two companies for his less than collegial attitude – reportedly leaving ACE due to “personal differences” and AXIS when the “board kicked him out in 2012 without cause.” (SNL Insurance Daily, 23rd August 2013). Yet, now Endurance assures our and its own shareholders that a business where the most valuable assets are its people will thrive, and that the merging of the two cultures will proceed smoothly, in the “collegial environment” established under Mr. Charman’s leadership.

Endurance’s “proposal” is highly conditional

Endurance’s “proposal” is merely a request for a one-way option to start an investigation of our company and then later decide if it wishes to pursue a transaction. In addition to the transaction being subject to due diligence of Aspen by Endurance, Endurance’s financing sources would similarly require due diligence of Aspen and would later decide whether or not they wanted to provide the necessary cash funding to

Endurance. Furthermore, in addition to a number of regulatory approvals, the transaction described by Endurance would be subject to the approval of both Aspen’s and Endurance’s shareholders – such approvals being sought for a transaction where there would be economically dilutive sponsor-financing and warrants issued of an undisclosed amount and undisclosed value.

The foundation of Aspen’s business is our client relationship franchise, and our people are our most valuable asset. The Aspen Board of Directors is vehemently opposed to the hostile attempt of Endurance to address its business problems at the expense of Aspen and its shareholders. Our Board takes very seriously its fiduciary obligation to pursue all credible offers that have the potential to create superior shareholder value, and we have carefully and thoroughly evaluated Endurance’s “proposal.” For all the reasons indicated in this letter and our prior letter to Endurance, we are resolute that Endurance’s proposal is not in your best interests.

Sincerely,

/s/ Glyn Jones

Glyn Jones

Chairman of the Board of Directors

/s/ Chris O’Kane

Chris O’Kane

Chief Executive Officer

On April 21, 2014, Endurance issued a press release reiterating the proposal it had made on February 18, April 3 and April 14.

On April 23, 2014, Aspen reported its results for the quarter ended March 31, 2014, including net income after tax of $120.4 million, or $1.66 diluted net income per share (up 46% from the quarter ended March 31, 2013), annualized operating ROE of 14.8% and an increase in diluted book value per share of 4.4% from December 31, 2013.

On May 7, 2014, Mr. Charman placed a telephone call to Mr. Jones. Mr. Jones was not available to take the call at that time but sent an email to Mr. Charman to request that if he had new information he would like to convey, Endurance’s financial advisor should communicate that information to Aspen’s financial advisor.

Later in the day, a representative of Morgan Stanley telephoned a representative of Goldman Sachs to communicate that Endurance would, if Aspen were willing to begin friendly negotiations, consider revising its proposal to: (1) amend the price to “$49.50” (i.e., per Share consideration of $49.50 in cash or 0.9197 shares of Endurance Common Stock), (2) offer Aspen board seats in the combined company and (3) provide transitional compensation incentives to Mr. O’Kane. The Morgan Stanley representative said that all other terms of Endurance’s prior proposal, including the 60% stock, 40% cash mix of consideration, would continue to apply.

The Aspen board of directors was promptly informed of such conversation, and on May 9, 2014, the strategy committee met to review the terms of the revised conditional proposal with the assistance of its independent financial and legal advisors. After careful and thorough consideration, and following presentations and discussions by management and the advisors, the strategy committee unanimously voted to reject the revised proposal after unanimously determining that the revised proposal was not in the best interests of Aspen or its shareholders. The directors were of the unanimous view that the revised proposal significantly undervalued Aspen.

On May 12, 2014, a representative of Goldman Sachs followed up by telephone with the Morgan Stanley representative to inform that representative that the Aspen board had thoroughly reviewed and considered Endurance’s revised conditional proposal and unanimously determined that it was not in the best interests of Aspen or its shareholders. The Goldman Sachs representative conveyed the board’s determination that such revised proposal continued to significantly undervalue Aspen, particularly in light of Aspen’s strong first quarter results, and that Endurance’s offer of board seats and transitional compensation incentives to Mr. O’Kane reflected a fundamental misunderstanding by Endurance of the motivation of Aspen’s directors.

On June 2, 2014, Endurance issued a press release publicly announcing the revised proposal it had communicated to Aspen on May 7 and stating its intention to file a preliminary solicitation statement with the SEC on the same day and to commence an exchange offer in the near future. At the same time, Endurance also delivered a letter to Aspen’s board of directors informing them of the same, the text of which is set forth as Exhibit (a)(6) and incorporated herein by reference.

Later on June 2, 2014, Endurance filed its preliminary solicitation statement with the SEC seeking shareholder authorizations: (i) to call a special meeting of Aspen shareholders, at which meeting shareholders would be asked to vote on a proposal to increase the size of the Aspen board from 12 to 19 directors; and (ii) supporting Endurance’s petition to the Bermuda Supreme Court requesting a court-ordered meeting to vote on an involuntary scheme of arrangement.

Also on June 2, 2014, the Aspen strategy committee convened to discuss Endurance’s recent actions. All of the directors present expressed their continued view that Endurance’s revised proposal significantly undervalues Aspen.

On June 2, 2014, Aspen issued a press release stating that it had previously rejected Endurance’s revised proposal, which was publicly announced that day but previously made privately to Aspen, and explaining that the revised proposal was even less attractive than Endurance’s initial proposal in light of Aspen’s strong first quarter results. Aspen observed that the revised proposal represented an even lower multiple of book value per share than Endurance’s initial proposal.

On June 9, 2014, Endurance filed a registration statement with the SEC to commence the Offer.

On June 9, 2014, Aspen issued a press release advising Aspen shareholders to take no action pending Aspen’s consideration of the exchange offer and making a formal recommendation to Aspen’s shareholders with respect to such exchange offer in its Solicitation/Recommendation Statement on Schedule 14D-9.

On June 13, 2014, the Aspen strategy committee met to consider the exchange offer with the assistance of Goldman Sachs, Wachtell Lipton, Willkie Farr and Conyers. During this meeting, a representative of Goldman Sachs rendered its oral opinion to the board, subsequently confirmed in writing, that, as of June 13, 2014 and based upon and subject to the factors and assumptions set forth in its written opinion, the consideration proposed to be paid to the holders (other than Endurance or its affiliates) of Aspen Shares pursuant to the Offer was inadequate from a financial point of view to such holders. The full text of the written opinion of Goldman Sachs, dated June 13, 2014, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is attached as Exhibit (a)(14). Goldman Sachs provided its opinion for the information and assistance of the Aspen board in connection with its consideration of the Offer. The opinion of Goldman Sachs is not a recommendation as to whether or not any holder of Aspen Shares should tender such Shares in connection with the Offer or any other matter.

Taking into account the factors described under “Reasons for the Recommendation of the Aspen Board of Directors,” the strategy committee of the Aspen board of directors and the other directors of the Aspen board of directors unanimously reconfirmed the board’s prior determination that the Offer significantly undervalues Aspen and is not in the best interests of Aspen or its shareholders. Accordingly, the Aspen strategy committee and other Aspen directors unanimously determined to recommend that Aspen shareholders reject the Offer and not tender their Shares into such Offer.

Reasons for the Recommendation of the Aspen Board of Directors

In reaching its determination that the Offer is not in the best interests of Aspen or its shareholders and in making the recommendation that Aspen shareholders reject the Offer, the Aspen board consulted with members of management and Aspen’s independent financial and legal advisors and took into account numerous factors, including those factors described below.

I.	While Aspen’s business has strengthened, Endurance’s offer has become even less attractive

Aspen’s diluted book value per share at March 31, 2014 was $42.72, up 4.4% from December 31, 2013. Endurance’s “revised” offer is a step backwards, representing an even lower premium over diluted book value per share than its initial offer.

	Initial Offer[1]	Current Offer[2]	Change
Aspen’s Book Value per Share	$40.90 (Dec-2013)	$42.72 (Mar-2014)	4.4%
Cash Consideration
Amount	$47.50	$49.50
Price to Book Multiple	1.161 x	1.159 x	(0.2)%
Stock Consideration
Endurance Closing Price	$53.82	$51.63
Exchange Ratio	0.8826 x	0.9197 x
Mark-to-Market of Stock Consideration	$47.50	$47.48
Price to Book Multiple	1.161 x	1.112 x	(4.3)%
Blended Consideration Multiple	1.161 x	1.130 x	(2.7)%

(1)	Market data as of April 11, 2014.
(2)	Market data as of June 13, 2014.

Moreover, Endurance touts a “headline price” that simply does not exist. Endurance has been publicly stating that it is offering “$49.50” per share. But the stock component of the Offer consideration is currently – and has since announcement of its offer on April 14 been – worth less than that headline price. Based on the proposed exchange ratio, as of June 13, 2014, the last practicable trading date before filing, the Endurance Common Stock offered (at an exchange ratio of 0.9197 shares of Endurance Common Stock per Aspen share), and which constitutes 60% of the total consideration offered for Aspen, had a value of only $47.48 per Aspen share.

II.	The Offer significantly undervalues Aspen

Endurance’s Offer significantly undervalues Aspen, and we are confident that our strategic plan will deliver value to Aspen shareholders that is superior to the Offer.

We are successfully executing on our plan. In the first quarter of 2014, our annualized operating return on average equity was 14.8%, the highest quarterly ROE since we began significant investments in the business.

As a result, as we stated on our earnings call on April 23, 2014, we believe that the Company is well positioned to achieve our 10% operating ROE objective in 2014 and we would expect operating ROE in 2015 to increase over 2014 on the order of 100 basis points, and beyond 2015 we expect to obtain additional continued benefits to our ROE from increasing operating leverage. See “Additional Information.”

We have built a business that is poised to deliver growth across our diversified platform, with strength in our U.S. insurance business, our valuable Lloyd’s franchise and our industry-leading reinsurance business.

•	Our increasingly profitable U.S. insurance business is expected to reach scale in 2015 and drive significant value:

Our substantial investments in our U.S. insurance business since 2009 are bearing fruit. This business is now a growing and profitable business and market leader in a variety of business lines. It achieved an underwriting profit in every quarter of 2013 and in the first quarter of 2014 and had a loss ratio of 54% for the full year 2013 and 57% in the first quarter of 2014. Additionally, we have $200 million of net operating losses carried forward, which can be applied against future U.S. insurance profits. The ROE for our U.S. insurance business is expected to increase by 300+ basis points in 2015 over 2014.

U.S. Insurance Net Earned Premium

•	Our Lloyd’s franchise is top-tier and the cornerstone of our leading international business:

Our well-established international insurance platform provides offerings across a diverse range of risks and geographies –allowing us to deliver over $900 million of premiums written in 2013 – and has achieved strong contribution to ROE since inception. Our Lloyd’s franchise is the cornerstone of our international insurance business and an industry-recognized leader. With significant barriers to entries for new applicants, a Lloyd’s platform is increasingly fundamental for first-tier commercial (re)insurers, as clients seek the ability to transact through different underwriting platforms and want to access Lloyd’s global footprint of distribution and licensing. Aspen has invested to organically and rapidly grow a large, profitable Lloyd’s operation that allows it to cover a variety of bespoke geographic and product-line risks.

Gross Written Premiums of Aspen’s Lloyd’s Business[1]

(1)	British pounds converted to U.S. dollars at average exchange rate during the year.

•	Creating a diversified and well-balanced book of business:

Aspen’s business has both grown and diversified. From 2009 to 2013, Aspen’s gross written premiums increased from $2,067 million to $2,647 million. During this period, our insurance business grew to complement Aspen’s foundation in reinsurance and now represents a meaningful part of Aspen’s business.

Aspen Gross Written Premiums

•	At-scale, premier reinsurance business:

The reinsurance business was the original foundation upon which Aspen was built and continues to be a major contributor to our overall profitability. It consists of four sub-segments (catastrophe, casualty, specialty and other property), all of which, over time, have had an outstanding record of underwriting results and return on capital across market cycles. Our successful January 1 renewals affirm Aspen’s strategy and broad reach in a difficult reinsurance market. Our reinsurance business also has a regional structure to meet increasing demand for local market solutions, and emerging markets are expected to account for 20% of premiums. From a customer service perspective, in response to a recent survey of insurers as to best reinsurers overall, we ranked 4th among 44 reinsurers.1 Our reinsurance business is also benefiting from our focus on third-party capital reinsurance solutions – we expect to continue receiving increased incremental fee income from Aspen Capital Markets and already have accumulated $130 million of third-party assets under management (“AUM”) less than a year after inception.

•	Strong first-quarter results:

Our strong first-quarter 2014 results reflect the successful execution and growing impact of our strategic levers to improve return on equity. With an annualized operating return on average equity of 14.8%, we delivered our highest quarterly ROE since we began significant investments in our U.S. insurance lines in 2010. The U.S. insurance teams continued their trajectory of profitable growth and our international insurance business achieved a solid quarter. Our reinsurance business had yet another strong quarter and remains a preferred trading partner for our clients. We continue to execute on targeted growth opportunities building on our prior investments and the strength of our teams. Historically, we invested in both insurance and reinsurance to position our businesses for profitable growth.

The strategic investments we made are now beginning to generate meaningful improvements in our results. We expect the benefits from those investments to accelerate in the coming years and to drive premium growth faster than both expenses and allocated risk capital, which will result in continued improvement in ROE.

[1]	Per 2013 Flaspöhler Survey (Cedants Evaluate Reinsurers/Non-Life/North America). Results are not overall results; results are a specific subset of the overall survey that includes only respondents that Aspen Re has identified as clients or target clients.

The Aspen board is confident that Aspen can deliver superior value through execution of its strategic plan, without the risks of a combination with Endurance.

III.	Endurance Common Stock is an unattractive transaction currency

Endurance has historically underperformed, and there are a number of reasons why we disbelieve Endurance’s claims about its prospects and believe its stock is not an attractive currency, particularly in comparison to Aspen’s shares:

•	Exposure to volatile crop business:

Endurance is over-reliant on crop insurance, a business which is troubled, low-margin, recently volatile and exposed to major risks. The crop insurance business is heavily dependent on government expense subsidies for its profitability. These expense subsidies have been declining over time (34% of premiums in 1991; 11% today), and there is significant political uncertainty because the legislation governing the expense subsidies, the Standard Reinsurance Agreement, comes up for renewal in 2016. In addition, although the crop business is a large part of Endurance’s portfolio, it is not first-tier. The top three players in multi-peril crop insurance control 55% of premiums today, while Endurance is ranked #5 with a 7.7% market share (RMA Online, November 2013).

Endurance Agriculture Accident Year Loss Ratios[1]

(1)	Source: Endurance Global Loss Triangles.

•	Results heavily dependent upon reserve releases:

As analysts have pointed out, Endurance’s earnings in recent years have been disproportionately driven by reserve releases (a trend that accelerated at year-end 2013), and the path for future earnings is unclear. Excluding significant reserve releases, Endurance’s insurance segment would have had another underwriting loss in the first quarter. In the view of Aspen’s board, this troubling trend suggests the combination that Endurance proposes is an effort by Endurance to solve its business issues at the expense of Aspen and Aspen’s shareholders.

Endurance’s Dependence on Reserve Releases1

(1)	Source: Endurance public filings.

•	Underperforming underwriting across business:

Endurance’s dependence on reserve releases also indicates a subpar underwriting performance. The insurance business underwriting performance has been especially lackluster compared to Aspen’s. Endurance’s insurance calendar-year loss ratios ex-reserve development and catastrophe losses were more than 30 points higher than Aspen’s in 2012, and 20 points higher in 2013.

IV.	The combination of Aspen and Endurance would not be financially attractive to Aspen shareholders

There are a number of important reasons why the combination of Aspen and Endurance is not a financially attractive alternative for Aspen shareholders:

•	Book value per share (“BVPS”) dilution:

In its own disclosure, Endurance has acknowledged that an acquisition of Aspen would be dilutive to book value per share. This dilution is likely to have a negative impact on Endurance’s stock price, and may result in a further decline in the value of the consideration offered should a deal actually be consummated.

In contrast to this value destruction (some of which appears to have already manifested itself in the decline in Endurance’s stock price since it first announced its hostile offer for Aspen), Aspen has a steady record of capital generation and book value growth. Aspen’s franchise has generated over $3 billion of capital over 10 years, and in the first quarter of 2014 alone, diluted book value per share grew 4.4%.

•	Significantly more dis-synergies than Endurance acknowledges:

In its first-quarter earnings call, Endurance acknowledged that it would expect a loss of business of 5% to 10% of combined premiums, which at the 10% level would equal approximately $500-550 million of premiums on a combined book of $5.3 billion of premiums. We believe this estimate dramatically understates the real-world impact of combining Aspen’s and Endurance’s businesses, and that the loss of business resulting from dis-synergies would cause significant financial harm to our shareholders.

The expected dis-synergies would likely be the result of serious strategic misalignment, significant customer overlap, as well as a cultural incompatibility that would lead to loss of talent and, consequently, business. Our dis-synergies estimates are consistent with feedback received from clients, brokers and employees, and we expect that the business lost would be among the most valued and would not be easily replaced.

•	Different strategic approaches towards business segments:

Aspen and Endurance have fundamentally different strategic approaches towards their business segments, some of which we highlight below:

•	Lloyd’s Syndicate:

In an attempt to convince the market that Endurance would embrace Aspen’s top performing Lloyd’s business, John Charman, Chairman and Chief Executive Officer of Endurance, stated on May 6th that Endurance was “particularly enthusiastic about the benefits of leveraging an established quality Lloyd’s operation” and that Mr. Charman personally had “spent a significant portion of [his] career profitably managing and growing major Lloyd’s operations.” This is in stark contrast to Endurance’s previously expressed disdain for Lloyd’s, including about a year ago when Mr. Charman stated, “I find it difficult to want to be a . . . piece of [Lloyd’s]”(Insurance Insider, June 10, 2013). Given such statements, we would be extremely concerned that a combination with Endurance would pose risks to our Lloyd’s syndicate, which is a critical part of our insurance franchise and a top performer amongst Lloyd’s syndicates.

•	Agriculture:

Endurance’s earnings are highly dependent on their volatile insurance crop business. In 2013, agriculture insurance accounted for 35.8% of Endurance’s gross written premiums. However, we believe the agriculture insurance business is overly risky and catastrophe-prone, and have carefully chosen not to invest in this low-margin business. The agriculture insurance business is continually dependent on uncertain and unpredictable government legislation to be profitable, is subject to frequent droughts, which were numerous in the past decade alone, and is a fiercely competitive market that would detract from our core commercial lines reinsurance and insurance expertise.

Total Company Calendar Year Loss Ratios Ex Reserve Development and Catastrophes1

Insurance Segment Calendar Year Loss Ratios Ex Reserve Development and Catastrophes1

(1)	Source: Endurance public filings.

•	Material personnel disruption and loss of business due to cultural mismatch:

We have serious concerns about the significant personnel disruption and loss of attractive business that would result from a combination of Aspen’s collaborative, teamwork-oriented culture with Endurance’s centralized, top-down management model. Endurance’s recent description of its “collegial environment” is inconsistent with the industry’s experience. Aspen is currently in litigation as a result of Endurance’s orchestrated poaching of Aspen employees, and, according to news reports, Mr. Charman was relieved of his positions at his last two companies for his less than collegial attitude – reportedly leaving ACE due to “personal differences” and AXIS when the “board kicked him out in 2012 without cause” (SNL Insurance Daily, August 23, 2013).

Yet, now Endurance assures our and its own shareholders that a business where the most valuable assets are its people will thrive, and that the merging of the two cultures will proceed smoothly, in the “collegial environment” established under Mr. Charman’s leadership. We believe that cultural differences between the two companies would lead to personnel disruption and ultimately loss of business.

V.	The Offer fails to disclose material information with respect to Endurance’s financing

The terms and availability of Endurance’s financing remain unclear and continue to lack certainty.

•	Endurance’s new financing plan does not provide a stable structure:

Endurance’s $1 billion bridge loan facility is temporary, maturing in less than one year, and the intended “take-out” financing is not committed. It appears that Endurance intends to replace the bridge loan by issuing a substantial amount of common equity, at an uncertain price expected to be at a discount to market.

Further, notwithstanding Endurance’s calculation of Aspen shareholders expected pro forma ownership of the combined entity on a “fully diluted basis,” its estimate of such ownership explicitly excludes the exercise of a $250 million option to purchase common shares that was given to CVC. Presumably as the cost for cancelling CVC’s prior financing commitment, Endurance agreed to issue to CVC a $250 million option to purchase common shares at a below-market price and, in addition, ten-year warrants to purchase Endurance common shares. It does not appear that the shareholders of Endurance received any value in exchange for the CVC option and warrants and the corresponding overhang that we anticipate as a result.

The issuance of common equity at a below-market price would of course result in economic dilution of Aspen shareholders – and Endurance shareholders – in any combined entity.

•	The source(s) of Endurance’s “cash on hand” is uncertain:

Endurance’s Offer filing states that approximately $1.4 billion of cash will be needed to fund an acquisition of Aspen under the terms of its proposed Offer. Assuming it would draw the full amount under the $1 billion bridge loan, Endurance would need approximately $400 million of additional “cash on hand” to finance the cash portion of its Offer. While Endurance had approximately $916.7 million of cash and cash equivalents as of March 31, 2014 based on its latest Form 10-Q, according to that Form 10-Q, around $700 million of its cash and fixed maturity investments was pledged as collateral (both under letters of credit outstanding and on deposit with U.S. state regulators). As a result, the financing plan does not explain if or how the cash portion of the Offer would be funded.

VI.	Endurance’s coercive legal tactics are an attempt to acquire Aspen at the lowest possible price and will result in significant time, expense and distraction to Aspen

•	The proposal to increase the size of Aspen’s board to 19 would create an unwieldy and untenable corporate governance structure:

Endurance’s attempt to call a special meeting of shareholders to try to increase the size of Aspen’s board from 12 to an unwieldy 19 members and then, at Aspen’s 2015 annual meeting, potentially nominate its own slate of directors, is an untenable alternative that would significantly damage Aspen’s future prospects through significantly increasing the difficulty of governing the Company. According to Spencer Stuart’s most recent annual Board Index, the average board size for S&P 500 companies was 10.7 directors, and over 80% of such companies had boards with 12 or fewer directors. Increasing the size of Aspen’s board simply would not make sense as a matter of good corporate governance.

Corporate governance concerns are of paramount importance to Aspen. Unlike Endurance, Aspen has a separate Chairman of the board and CEO, and takes great care to ensure consensus and considered debate among its directors. The Company’s board is composed of a diverse and well-qualified group of directors who come from varied backgrounds, and Aspen’s board and governance practices have been designed in a thoughtful and deliberate manner to ensure value is maximized for shareholders. An expansion of the board to 19 members would upset the balance and operations of Aspen’s board, require Aspen to devote significant attention and resources to finding seven new qualified director nominees and would be yet another legal maneuver by Endurance that risks distracting the Company from its core mission of delivering value to shareholders.

•	The time, expense and distraction entailed by a special meeting to increase Aspen’s board size is unnecessary and avoidable, because even if successful at the special meeting, Endurance would have to wait until Aspen’s 2015 annual general meeting to seek control of Aspen’s board:

Endurance is asking Aspen shareholders to call a special meeting that entails potentially significant costs with no attendant benefits—even to Endurance. Even if Endurance were successful in increasing the size of Aspen’s board at the special meeting, it could not fill those newly created board seats until Aspen’s 2015 annual meeting. Alternatively, the special meeting – and the costs of that special meeting – could be avoided entirely if Endurance simply submitted a proposal to increase Aspen’s board size and proposed a slate of directors at the 2015 annual general meeting. This would enable Aspen management to continue to execute the Company’s strategic plan without the distraction of an unnecessary special meeting and related solicitation.

•	Endurance’s scheme of arrangement would be an unprecedented usurping of an independent board’s judgment in its attempt to acquire Aspen at a price that significantly undervalues Aspen:

Endurance’s tactics to seek a court petition for an involuntary scheme have never been used successfully to effect a hostile acquisition. In fact, the Bermuda Supreme Court has previously considered the matter and expressly declined to order a shareholder meeting to vote on an involuntary scheme of arrangement, with the Bermuda Supreme Court describing this stratagem as an “unprecedented course to embark upon a hostile bid by way of a scheme in the teeth of the board’s opposition.” This legal tactic would undermine an independent board’s good faith business judgment and is another attempt by Endurance to acquire Aspen at a price that significantly undervalues Aspen while distracting the management of Aspen, a competitor of Endurance, from its core mission of delivering value to Aspen shareholders.

VII.	The Offer is replete with uncertainties and onerous conditions

Endurance’s completion of the Offer is subject to a litany of conditions that run for six pages of Endurance’s Offer filing, creating major uncertainty as to whether the Offer could be completed and, if completed, when and at what price. For example, the Offer is conditioned on Aspen’s entry into a definitive merger agreement with Endurance that is reasonably satisfactory to both Aspen and Endurance and the scrutiny and approval of insurance regulators including the Texas Department of Insurance, the North Dakota Department of Insurance, the U.K.’s Prudential Regulatory Authority, Lloyd’s of London, the Bermuda Monetary Authority, the Australian Prudential Regulatory Authority and the Jersey Financial Services Commission.

Another condition to the Offer is the approval by Endurance shareholders of (1) the issuance of Endurance shares as consideration in the Offer and (2) a merger of Endurance and Aspen. As a result, the Offer will not be completed unless Endurance’s shareholders believe that a combination of the two companies is compelling. The Aspen board notes that holders of over 60% of the shares that were voted at Endurance’s May 21 annual meeting rejected Endurance’s existing compensation arrangement for top executives, including the compensation package for Chairman and CEO John Charman. This is a major and highly unusual rejection of a “Say-on-Pay” referendum by shareholders, and raises serious concerns about Endurance’s ability to win approval for the transaction from its own shareholders.

These conditions and the number and nature of the other conditions make the Offer illusory, as some of the Offer’s conditions are subject to de minimis materiality standards or to Endurance’s “reasonable” discretion, making it easy for Endurance to claim that a condition has not been satisfied and terminate the Offer.

VIII.	Aspen has received an inadequacy opinion from its financial advisor

Goldman Sachs rendered its oral opinion to the Aspen board, subsequently confirmed in writing, that, as of June 13, 2014 and based upon and subject to the factors and assumptions set forth in the written opinion, the consideration proposed to be paid to the holders (other than Endurance or its affiliates) of Aspen shares pursuant to the Offer was inadequate from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated June 13, 2014, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is attached as Exhibit (a)(14). Goldman Sachs provided its opinions for the information and assistance of the Aspen board in connection with its consideration of the Offer. The opinion of Goldman Sachs is not a recommendation as to whether or not any holder of Aspen shares should tender such shares in connection with the Offer or any other matter.

The foregoing discussion is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Aspen board in reaching its conclusions and recommendations. The members of the Aspen board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of Aspen and considered the advice of the board’s financial and legal advisors. In light of the number and variety of factors that the board considered, the directors did not find it practicable to assign relative weights to the foregoing factors. Rather the recommendation of the Aspen board was made after considering the totality of the information and factors involved. In addition, individual members of the board may have given different weight to different factors.

In light of the factors described above, the Aspen board has unanimously determined that the Offer is not in the best interests of Aspen or its shareholders. Therefore, the Aspen board unanimously recommends that Aspen shareholders reject the Offer and do not tender their shares to Endurance pursuant to the Offer.

No Intent to Tender

To the knowledge of Aspen after making reasonable inquiry, none of Aspen’s directors, executive officers, affiliates or subsidiaries currently intends to tender any Aspen Shares held of record or owned beneficially by such persons pursuant to the Offer.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used

The Company has retained Goldman, Sachs & Co. (“Goldman Sachs”) to act as its financial advisor in connection with its consideration of the Offer and other matters pursuant to Goldman Sachs’s engagement by the Company. Goldman Sachs will be paid customary fees for its services, including advisory fees that will be payable whether or not the Offer is consummated and a contingent transaction fee payable upon consummation of a transaction with Endurance or certain other transactions involving the Company, will be reimbursed for certain of its expenses arising, and will be indemnified against certain liabilities that may arise, out of the engagement.

The Company has retained Innisfree M&A Incorporated (“Innisfree”) to assist it in connection with the Company’s communications with its shareholders in connection with the Offer. The Company has agreed to pay customary compensation to Innisfree for such services. In addition, the Company has agreed to reimburse Innisfree for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

The Company has also retained Sard Verbinnen & Co. (“Sard Verbinnen”) as its public relations advisor in connection with the Offer. The Company has agreed to pay customary compensation to Sard Verbinnen for such services. In addition, the Company has agreed to reimburse Sard Verbinnen for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

Citigate Dewe Rogerson (“Citigate”) and Abernathy MacGregor (“Abernathy”), Aspen’s regular public relations advisors already retained by the Company, are also assisting with public relations in connection with the Offer. The Company has agreed to pay customary compensation to each of Citigate and Abernathy for its services and to reimburse each of Citigate and Abernathy for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer.

Item 6. Interest in Securities of the Subject Company

Other than as set forth below, no transactions with respect to Shares have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates, or subsidiaries during the 60 days prior to the date of this Statement.

Name	Grant Date	Grant Type	Transaction Type	No. of Options/Performance Shares/RSUs Granted
Brian Boornazian	04/25/2014	Performance Shares	Acquisition - Award of Performance Shares	27,006

Emil Issavi	04/25/2014	Performance Shares	Acquisition - Award of Performance Shares	16,396

Mario Vitale	04/25/2014	Performance Shares	Acquisition - Award of Performance Shares	38,580

James Few	04/25/2014	Performance Shares	Acquisition - Award of Performance Shares	38,580

Kathryn Vacher	04/25/2014	Performance Shares	Acquisition - Award of Performance Shares	11,574

Karen Green	04/25/2014	Performance Shares	Acquisition - Award of Performance Shares	11,574

Chris O’Kane	04/25/2014	Performance Shares	Acquisition - Award of Performance Shares	77,160

Stephen Postlewhite	04/25/2014	Performance Shares	Acquisition - Award of Performance Shares	14,467

Lisa Gibbard	04/25/2014	Performance Shares	Acquisition - Award of Performance Shares	6,751

Michael Cain	04/25/2014	Performance Shares	Acquisition - Award of Performance Shares	13,503

Scott Kirk	04/25/2014	Performance Shares	Acquisition - Award of Performance Shares	6,751

Rupert Villers	04/25/2014	Performance Shares	Acquisition - Award of Performance Shares	27,006

John Worth	04/25/2014	Performance Shares	Acquisition - Award of Performance Shares	14,467

Ann Haugh	04/25/2014	Performance Shares	Acquisition - Award of Performance Shares	11,574

Brian Boornazian	04/25/2014	Restricted Share Units	Acquisition - Award of Restricted Share Units	9,002

Emil Issavi	04/25/2014	Restricted Share Units	Acquisition - Award of Restricted Share Units	5,465

Mario Vitale	04/25/2014	Restricted Share Units	Acquisition - Award of Restricted Share Units	12,860

James Few	04/25/2014	Restricted Share Units	Acquisition - Award of Restricted Share Units	12,860

Kathryn Vacher	04/25/2014	Restricted Share Units	Acquisition - Award of Restricted Share Units	3,858

Karen Green	04/25/2014	Restricted Share Units	Acquisition - Award of Restricted Share Units	3,858

Chris O’Kane	04/25/2014	Restricted Share Units	Acquisition - Award of Restricted Share Units	25,720

Stephen Postlewhite	04/25/2014	Restricted Share Units	Acquisition - Award of Restricted Share Units	4,822

Lisa Gibbard	04/25/2014	Restricted Share Units	Acquisition - Award of Restricted Share Units	2,250

Michael Cain	04/25/2014	Restricted Share Units	Acquisition - Award of Restricted Share Units	4,501

Scott Kirk	04/25/2014	Restricted Share Units	Acquisition - Award of Restricted Share Units	2,250

Rupert Villers	04/25/2014	Restricted Share Units	Acquisition - Award of Restricted Share Units	9,002

John Worth	04/25/2014	Restricted Share Units	Acquisition - Award of Restricted Share Units	4,822

Ann Haugh	04/25/2014	Restricted Share Units	Acquisition - Award of Restricted Share Units	3,858

Emil Issavi(1)	04/28/2014	Non Qual Options	Disposition - Cashless Sell	5,699

Stephen Postlewhite(2)	04/28/2014	Shares	Disposition - Sale of Shares	11,200

Liaquat Ahamed	5/10/2014	Restricted Share Units	Acquisition - Vesting of 1/12th of Restricted Share Units - banked not released	227

Gary Gregg	5/10/2014	Restricted Share Units	Acquisition - Vesting of 1/12th of Restricted Share Units - banked not released	227

Bret Pearlman	5/10/2014	Restricted Share Units	Acquisition - Vesting of 1/12th of Restricted Share Units - banked not released	227

John Cavoores	5/10/2014	Restricted Share Units	Acquisition - Vesting of 1/12th of Restricted Share Units - banked not released	227

Peter O`Flinn	5/10/2014	Restricted Share Units	Acquisition - Vesting of 1/12th of Restricted Share Units - banked not released	227

Albert Beer	5/10/2014	Restricted Share Units	Acquisition - Vesting of 1/12th of Restricted Share Units - banked not released	227

Ron Pressman	5/10/2014	Restricted Share Units	Acquisition - Vesting of 1/12th of Restricted Share Units - banked not released	227

Heidi Hutter	5/10/2014	Restricted Share Units	Acquisition - Vesting of 1/12th of Restricted Share Units - banked not released	227

Glyn Jones	5/10/2014	Restricted Share Units	Acquisition - Vesting of 1/12th of Restricted Share Units - banked not released	1,133

Richard Bucknall	5/10/2014	Restricted Share Units	Acquisition - Vesting of 1/12th of Restricted Share Units - banked not released	227

Gordon Ireland	5/10/2014	Restricted Share Units	Acquisition - Vesting of 1/12th of Restricted Share Units - banked not released	227

(1)	At an option price of $27.28 and a sale price of $45.12.
(2)	At a sale price of $45.12.

Item 7. Purposes of the Transaction and Plans or Proposals

The Company routinely maintains contact with third parties, including other participants in its industry, regarding a wide range of potential business transactions. It has not ceased, and has no intention of ceasing, such activity as a result of the Offer. The Company’s policy has been, and continues to be, not to disclose the existence or content of any such discussions with third parties (except as may be required by law) as any such disclosure could jeopardize any future negotiations that the Company may conduct.

Except as described in the preceding paragraph or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as described above or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of Aspen’s board of directors, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for the Company’s NEOs that is based on or otherwise relates to the Offer, assuming that the Offer was consummated on June 1, 2014 and that the NEO’s employment was terminated by the Company without “cause” or the NEO resigned for “good reason” (each as defined in the applicable NEO’s employment or service agreement and each such termination of employment, a qualifying termination) on the same day. The calculations in the table below do not include amounts our NEOs were already entitled to or vested in on as of June 1, 2014 or amounts under contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of executive officers and that are available generally to all of our salaried employees.

Golden Parachute Compensation

Named Executive Officer	Cash ($)(1)(2)		Equity ($)(8)	Total ($)
Christopher O’Kane	4,310,933	(3)	10,209,647	14,520,580
John Worth	1,506,011	(4)	2,021,196	3,527,207
James Few	1,561,444	(5)	5,311,045	6,872,489
Brian Boornazian	1,483,811	(6)	4,563,827	6,047,638
Mario Vitale	1,761,847	(7)	5,341,549	7,103,396

(1)	Calculations were converted from British Pounds into U.S. Dollars at the exchange rate as of June 1, 2014 of $1.6753 to £1.
(2)	Each NEO is party to an employment or service agreement with the Company or one of its subsidiaries. Summaries of the method of calculating each NEO’s cash payment, the timing of the payments and the conditions to receive such payments are described in “Item 3. Past Contracts Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company — Other Potential Severance Benefits for Executive Officers,” which is incorporated into this Item 8 by reference.
(3)	Represents cash severance payments upon a qualifying termination equal to the sum of (A) the lesser of Mr. O’Kane’s (i) target annual incentive award for the year in which the termination of employment occurs and (ii) the average of the annual incentive award received during the previous three years, pro-rated based on the amount of time which has elapsed during the calendar year in which the termination of employment occurs and (B) two-times the sum of (i) Mr. O’Kane’s highest salary rate during the term of his service agreement and (ii) the average annual incentive award actually earned during the three years immediately prior to the termination of his employment. Mr. O’Kane’s service agreement includes provisions with respect to the treatment of certain payments in the event he is subject to an excise tax under Section 4999 of the U.S. Internal Revenue Code. As Mr. O’Kane is currently not a U.S. taxpayer, no amount paid to him in connection with the Offer would be subject to such excise tax.
(4)	Represents cash severance payments upon a qualifying termination equal to the sum of (A) the lesser of Mr. Worth’s (i) target annual incentive award for the year in which the termination of employment occurs and (ii) the average annual incentive award received during the previous three years, pro-rated based on the amount of time which has elapsed during the calendar year in which the termination of employment occurs and (B) the sum of (i) Mr. Worth’s highest salary rate during the term of his employment agreement and (ii) the average annual incentive award actually earned during the three years immediately prior to the termination of his employment.

(5)	Represents cash severance payments upon a qualifying termination equal to the sum of (A) the lesser of (i) Mr. Few’s target annual incentive award for the year in which the termination occurs and (ii) the average annual incentive award received during the three previous years, pro-rated based on the amount of time which has elapsed during the calendar year in which the termination of employment occurs and (B) the sum of (i) Mr. Few’s highest salary rate during the term of his service agreement and (ii) the average annual incentive award actually earned during the three years immediately prior to the termination of his employment.
(6)	Represents cash severance payments upon a qualifying termination equal to the sum of Mr. Boornazian’s (A) highest base salary during the term of his employment agreement, (B) the average annual incentive award earned during the three years immediately prior to the termination of his employment, and (C) a pro-rated annual incentive award for the year in which the termination of employment occurs, based on the amount of time which has elapsed during the calendar year in which the termination occurs.
(7)	Represents cash severance payments upon a qualifying termination equal to the sum of Mr. Vitale’s (A) then-current base salary, (B) the lesser of Mr. Vitale’s (i) bonus potential for the year in which the termination occurs and (ii) the average annual incentive award earned during the three years immediately prior to termination.
(8)	The amounts in this column are calculated assuming that (A) all (i) unvested restricted share units and (ii) performance shares relating to a completed performance period which are “earned” or “banked” will vest on the assumed date of consummation of the Offer and (B) all performance shares relating to an incomplete performance period will vest on the assumed date of consummation of the Offer based on target performance. These amounts are based on the consummation of the Offer on June 1, 2014 at the Offer price of (i) $28.62 per Share (based on the average closing price of Endurance common shares for the first five trading days following June 1, 2014 at an exchange ratio of 0.5518 Endurance common shares per Share) and (ii) $19.80 in cash per Share or, in the aggregate $48.42 per Share. The accelerated vesting is “double-trigger” (i.e., it is conditioned on the Offer occurring and a termination of the NEO’s employment without “cause” or a resignation by the NEO for “good reason” within two-years following the consummation of the Offer. The actual number of performance shares that may ultimately vest may be greater than the amount attributed to such awards in the table above (which assumes target performance) as the performance shares are eligible to vest up to 200%.

Narrative to Golden Parachute Compensation Table

Each of the NEOs holds unvested restricted share units and performance shares granted under the Share Plans. The Offer, if consummated according to its terms without a waiver by Endurance of the Minimum Tender Condition, would constitute a change in control of the Company as defined in the Shares Plans. Each of the NEOs is also a party to an employment or service agreement, under which the NEO would become entitled to a cash termination payment, automatic vesting of all unvested equity- or equity-based awards and other payments upon a qualifying termination. For more information relating to these arrangements, see “Item 3. Past Contracts, Transactions, Negotiations and Agreements” (which is incorporated into this Item 8 by reference).

Insurance Regulation

Texas Insurance Approval

Aspen American Insurance Company (“AAIC”) is an operating insurance subsidiary of the Company domiciled in the State of Texas and the Company is subject to the insurance holding company laws of Texas. Under the holding company laws of Texas, before Endurance can acquire control of AAIC, prior written approval must be obtained from the Texas Commissioner of Insurance (the “TCI”). Aspen Specialty Insurance Management, Inc. (“ASIM”) is a Massachusetts corporation licensed as a general lines agency and a surplus lines agency in Texas. Under the insurance laws of Texas, before Endurance can acquire control of ASIM, prior written approval generally must be obtained from TCI.

North Dakota Insurance Approval

Aspen Specialty Insurance Company (“Aspen Specialty”), an operating insurance subsidiary of the Company, is a specialty insurer domiciled in the State of North Dakota and the Company is subject to the insurance holding company laws of North Dakota. Under the holding company laws of North Dakota, before Endurance can acquire control of Aspen Specialty, prior written approval must be obtained from the North Dakota Commissioner of Insurance (the “NDCI”). A person may not seek to acquire control of a domestic insurance company, unless the person has filed with the NDCI and has sent to Aspen, and Aspen has sent to its shareholders, a statement containing certain information and the offer has been approved by the NDCI.

United Kingdom Insurance and Lloyd’s Approval

Aspen Insurance UK Limited and certain other of the Company’s subsidiaries are regulated by the UK Prudential Regulation Authority (the “PRA”) and the Financial Conduct Authority (the “FCA”, and together with the PRA the “UK Regulators”). As a party proposing to acquire control of an entity regulated by the UK Regulators (an “Acquirer”), Endurance is required to submit a change of control application (“S.178 Notice”) to the UK Regulators pursuant to which it must receive approval of the proposed change of control before completing the Offer.

Endurance will also have to obtain the prior approval of Lloyd’s in relation to the change in control of Aspen Managing Agency Limited (“AMAL”) and the Aspen Lloyd’s corporate member, Aspen Underwriting Limited.

If the UK Regulators determine that there are reasonable grounds for objecting to the consummation of the Offer based upon one or more of the applicable criteria, they may decide to not approve the Acquisition. Furthermore, the UK Regulators may also object to the Acquisition if they determine that the information provided to them is incomplete.

Bermuda Insurance Approval

The Company and certain of its subsidiaries, including Aspen Bermuda Limited, are domiciled in Bermuda. Before Endurance shall be permitted to acquire indirect control of Aspen Bermuda Limited pursuant to the Offer, Endurance will be required to obtain a no-objection for the acquisition of control from the BMA under the Insurance Act 1978 of Bermuda and its related regulations (the “Insurance Act”) or a period of 14 days, beginning with the date of service of written notice to the BMA of its intention to effect the acquisition of control, has elapsed without the BMA having served a written notice of objection to the acquisition of control. In addition, under the Insurance Act, (i) Endurance is required to file a notification regarding the acquisition of Aspen ordinary shares with the BMA within 45 days after the date that Endurance becomes a 10%, 20%, 33% or 50% shareholder controller of Aspen, (ii) any person who, directly or indirectly, becomes a holder of at least 10%, 20%, 33% or 50% of the Endurance common shares must notify the BMA in writing within 45 days of such acquisition and (iii) Aspen Bermuda Limited is required to file a notification of change of controller and officer with respect to itself and, in its capacity as designated insurer, with respect to a change of officer of its parent before the end of a period of 45 days beginning with the day on which Aspen Bermuda Limited becomes aware of the relevant facts.

Jersey Insurance Approval

The Jersey Financial Services Commission (the “JFSC”) regulates insurance companies carrying on insurance business in or from within Jersey, Channel Islands. APJ Asset Protection Jersey Limited, a subsidiary of the Company, is registered in Jersey and holds an insurance permit issued by the JFSC. In order for Endurance to acquire indirect control of APJ Asset Protection Jersey Limited pursuant to the Offer, Endurance will be required to obtain approval for the acquisition of control from the JFSC. The JFSC may object to a particular acquisition on the basis of certain specified criteria (forming part of a “fit and proper” assessment) relating to the integrity, competence, financial standing and structure and organization of the acquirer.

Australia Insurance Approval

The Australian Branch of Aspen Insurance UK Limited (“Aspen Australia”) is regulated by the Australian Prudential Regulation Authority to conduct new or renewal insurance business in Australia, and the Australian Securities and Investments Commission as a registered foreign company. Endurance will be required to provide certain notices and obtain certain regulatory approvals or consents in relation to the acquisition of the outstanding Aspen ordinary shares. For example approval must be obtained from the Australian Treasurer if, as a consequence of acquiring all or some of the outstanding Aspen common shares, Endurance holds a 15% or more “stake” in Aspen Australia.

Other Insurance Approval

Aspen Insurance UK Limited also has branches in Canada, Singapore and Switzerland and notices to or approvals by the respective regulators in each such country will be required before Endurance can complete the Offer.

Appraisal Rights

No dissenters’ or appraisal rights are available in connection with the Offer. Upon consummation of the Second-Step Merger, Aspen shareholders who have not tendered their Shares in the Offer and who, if an Aspen shareholder vote is required, do not vote in favor of the Second-Step Merger and who are not satisfied that they have been offered fair value for their Shares will have rights under Bermuda law to demand an appraisal of the fair value of their Shares. In addition, if Endurance were to determine to consummate a second-step acquisition between Endurance and Aspen if permitted pursuant to Section 102 or 103 of the Companies Act, Aspen shareholders who have not tendered their Shares in the Offer will have certain rights under Section 102 and Section 103 of the Companies Act to dissent from the second-step acquisition. Dissenting shareholders under

Section 102 do not have express appraisal rights but are entitled to seek relief from the Supreme Court of Bermuda (the “Court”) which has the power to make such orders as it thinks fit. Dissenting shareholders under Section 103 have the right to apply to the Court to have the value of their shares appraised by the Court. If a dissenting shareholder applies to the Court and is successful in obtaining a higher valuation, that valuation must be paid to all non-tendering shareholders pursuant to the provisions of Section 103.

Rights Agreement

On April 17, 2014, Aspen’s board of directors resolved to issue one preferred share purchase right (a “Right”) for each outstanding Share, and adopted a shareholder rights plan, as set forth in the Rights Agreement dated as of April 17, 2014 (the “Rights Agreement”), by and between the Company and Computershare Inc., as rights agent. The dividend is payable on April 28, 2014 to the shareholders of record on such date (the “Record Date”).

The Rights Agreement expires on April 16, 2015, and Aspen’s board of directors may terminate the Rights Agreement at any time if it no longer believes that the Rights Agreement is in the best interests of the Company and its shareholders.

In general terms, it works by imposing a significant penalty upon any person or group, including Endurance, that acquires 10% or more of the Shares (15% in the case of passive institutional investors) without the approval of the board of directors.

A summary of the terms of the Rights Agreement follows. This description is only a summary, and is not complete, and should be read together with the entire Rights Agreement. A copy of the Rights Agreement is available free of charge from the Company upon request.

The Rights. The Rights will initially trade with, and will be inseparable from, the Shares. New Rights will accompany any new ordinary shares that the Company issues after the Record Date until the Distribution Date described below.

Exercise Price. Each Right will allow its holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preference Shares (a “Preference Share”) for $160 (the “Exercise Price”), once the Rights become exercisable. This portion of a Preference Share will give the shareholder approximately the same dividend and liquidation rights as would one ordinary share. Prior to exercise, the Right does not give its holder any dividend, voting or liquidation rights.

Exercisability. The Rights will not be exercisable until 10 business days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 10% or more of the outstanding Shares (or 15% in the case of passive institutional investors that are entitled to report ownership of Shares on Schedule 13G (a “13G Investor”)).

Certain synthetic interests in securities created by derivative positions — whether or not such interests are considered to be ownership of the underlying Shares or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934 — are treated as beneficial ownership of the number of shares of the Company’s ordinary shares equivalent to the economic exposure created by the derivative position, to the extent actual Shares are directly or indirectly held by counterparties to the derivatives contracts. Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Agreement are excepted from such imputed beneficial ownership.

The date when the Rights become exercisable is the “Distribution Date.” Until that date, the certificates representing Shares will also evidence the Rights, and any transfer of Shares will constitute a transfer of the Rights. After that date, the Rights will separate from the ordinary shares and be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of ordinary shares. Any Rights held by an Acquiring Person are null and void and may not be exercised.

The board of directors may reduce the threshold at which a 13G Investor becomes an Acquiring Person from 15% to not less than 10% of the Shares.

Flip In. If a person or group becomes an Acquiring Person, each holder of Rights, except the Acquiring Person, may purchase ordinary shares of the Company having a value equal to two times the Exercise Price of the Right.

Flip Over. If the Company is later acquired in a merger or similar transaction after the Distribution Date, each holder of Rights, except the Acquiring Person, may purchase ordinary shares of the Company having a value equal to two times the Exercise Price of the Right.

Expiration. Unless earlier exchanged or redeemed, the Rights will expire on April 16, 2015.

Redemption. The board of directors may redeem the Rights for $0.01 per Right at any time before any person or group becomes an Acquiring Person. If the board of directors redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.01 per Right. The redemption price will be adjusted if the Company has a stock split or stock dividend of the Shares.

Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the outstanding Shares, the board of directors may extinguish the Rights by exchanging one Share or an equivalent security for each Right, other than Rights held by the Acquiring Person.

Anti-Dilution Provisions. The board of directors may adjust the purchase price of the Preference Shares, the number of Preference Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the Preference Shares or the Shares.

Amendments. The terms of the Rights Agreement may be amended by the board of directors without the consent of the holders of the Rights, subject to certain limitations.

Credit Facilities

On July 30, 2010, the Company and certain of its direct and indirect subsidiaries (the “Borrowers”) entered into a three-year revolving credit facility with a syndicate of commercial banks under which it could borrow or issue letters of credit of up to $280.0 million. The expiry date of this facility was July 30, 2013. On June 12, 2013, the Borrowers entered into an amended and restated credit agreement with various lenders and Barclays Bank PLC, as administrative agent, which amended and restated the credit agreement dated as of July 30, 2010 among the Company, certain of its subsidiaries, various lenders and Barclays Bank PLC, as administrative agent (filed as Exhibit (e)(41) to this Statement and incorporated herein by reference). Initial availability under the credit facility is $200.0 million and the Company has the option (subject to obtaining commitments from acceptable lenders) to increase the facility by up to $100.0 million. The facility will expire on June 12, 2017. As of December 31, 2013, no borrowings were outstanding under the credit facility. The credit facility contains customary events of default and remedies with respect to a change in control, such as an option for the lenders to terminate the commitments, accelerate all amounts due and payable or exercise the rights and remedies under the applicable security documents in respect of the relevant collateral.

On February 28, 2011, certain of the Company’s subsidiaries entered into an amendment to the $200.0 million secured letter of credit facility agreement with Barclays Bank PLC dated as of October 6, 2009 (filed as Exhibit (e)(42) to this Statement and incorporated herein by reference). The amendment extended the maturity date of the credit facility to December 31, 2013. On February 1, 2013, the relevant subsidiaries entered into a further amendment to the secured letter of credit facility to extend the maturity date of the credit facility to January 31, 2015. On August 21, 2013, the commitments were reduced to $100.0 million. As at December 31, 2013, $18.9 million of collateralized letters of credit were outstanding under this facility. The credit facility contains customary events of default and remedies with respect to a change in control, such as an option for the lenders to terminate the commitments, accelerate all amounts due and payable or exercise the rights and remedies under the applicable security documents in respect of the relevant collateral.

On July 30, 2012, Aspen Bermuda Limited entered into a committed letter of credit issuance facility with Citibank Europe plc in a maximum aggregate amount of $950 million (filed as Exhibit (e)(49) to this Statement and incorporated herein by reference). This new committed letter of credit issuance facility replaced the committed letter of credit facility dated August 12, 2011. As at December 31, 2013, $516.8 million of collateralized letters of credit were outstanding under this facility. Under the facility, Aspen Bermuda Limited must provide notice of a change in its ownership structure such that the Company ceases to own, directly or indirectly, a majority of the equity of Aspen Bermuda Limited. Any such event shall entitle Citibank Europe plc, in its sole discretion, to terminate the facility.

State Anti-Takeover Laws – Other

A number of U.S. states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. Endurance has stated in its Offer that it has not made efforts to comply with state takeover statutes in connection with the Offer. In the event that it is asserted that one or more state takeover statutes apply to the Offer, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, as applicable, Endurance may be required to file certain documents with, or receive approvals from, the relevant state authorities, and according to the Offer, Endurance might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or be delayed in consummating the Offer. In such case, according to the Offer, Endurance may not be obligated to accept for payment, or pay for, any Shares tendered in the Offer.

U.S. Federal Antitrust Considerations

At any time before or after the consummation of the Offer, the Department of Justice or the Federal Trade Commission could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking actions under the antitrust laws to enjoin consummation of the Offer. Private parties who may be adversely affected by the Offer and transactions proposed to be consummated in connection therewith and individual states may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such a challenge is made, what the result will be.

Foreign Antitrust Considerations

The Company conducts business in a number of countries outside of the United States as a result of its international insurance operations. In connection with the purchase of Shares pursuant to the Offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of approval of, governmental authorities therein. Competition authorities in certain of these foreign countries may refuse to grant required approvals or clearances, bring legal action under applicable foreign antitrust laws seeking to enjoin the purchase of Shares pursuant to the Offer or seek the divestiture of Shares acquired by Endurance or the divestiture of substantial assets of the Company. There can be no assurance that Endurance will obtain all required foreign antitrust approvals or clearances or that a challenge to Endurance or the Offer by foreign competition authorities will not be made, or, if such a challenge is made, the result thereof.

If any applicable waiting period has not expired or been terminated or any approval or exemption required to consummate the Offer has not been obtained, Endurance may not be obligated to accept for payment or pay for any tendered Shares unless and until such approval has been obtained or such applicable waiting period has expired or exemption been obtained.

Guidance

The guidance herein relating to 10% Operating ROE in 2014 and with a further 100 basis point increase over 2014 in 2015 is made as of April 23, 2014. Such guidance assumes for 2014 a pre-tax catastrophe load of $185 million per annum, normal loss experience and given the current interest rate and insurance pricing environment and for 2015 a pre-tax catastrophe load of $200 million, normal loss experience, our expectations for rising interest rates and a less favorable insurance pricing environment. See “Cautionary Statement Concerning Forward-Looking Statements.”

Non-GAAP Financial Measures

In presenting Aspen’s results, management has included and discussed certain “non-GAAP financial measures” as such term is defined in Regulation G. Management believes that these non-GAAP financial measures, which may be defined differently by other companies, better explain Aspen’s results of operations in a manner that allows for a more complete understanding of the underlying trends in Aspen’s business. However, these measures should not be viewed as a substitute for those determined in accordance with U.S. generally accepted accounting principles (“GAAP”).

Annualized Operating Return on Average Equity, or Operating ROE, is a non-GAAP financial measure. Operating ROE is calculated using operating income, as defined below, and average equity is calculated as the arithmetic average on a monthly basis for the stated periods of shareholders’ equity excluding the aggregate value of the liquidation preferences of our preference shares net of issuance costs and the total amount of non-controlling interest. Aspen presents Operating ROE as a measure that is commonly recognized as a standard of performance by investors, analysts, rating agencies and other users of its financial information.

See below for a reconciliation of operating income to net income and a reconciliation of average ordinary shareholders’ equity to average shareholders’ equity.

Operating income is a non-GAAP financial measure. Operating income is an internal performance measure used by Aspen in the management of its operations and represents after-tax operational results excluding, as applicable, after-tax net realized and unrealized capital gains or losses, including net realized and unrealized gains or losses on interest rate swaps, after-tax net foreign exchange gains or losses, including net realized and unrealized gains and losses from foreign exchange contracts and certain non-recurring items. In the first quarter 2014, non-recurring items included costs associated with defending the unsolicited approach from Endurance Specialty Holdings Ltd. in the amount of $3.0 million.

Aspen excludes these above items from its calculation of operating income because they are either not expected to recur and therefore are not reflective of underlying performance or the amount of these gains or losses is heavily influenced by, and fluctuates in part, according to the availability of market opportunities. Aspen believes these amounts are largely independent of its business and underwriting process and including them would distort the analysis of trends in its operations. In addition to presenting net income determined in accordance with GAAP, Aspen believes that showing operating income enables investors, analysts, rating agencies and other users of its financial information to more easily analyze Aspen’s results of operations in a manner similar to how management analyzes Aspen’s underlying business performance. Operating income should not be viewed as a substitute for GAAP net income.

See below for a reconciliation of operating income to net income and a reconciliation of average ordinary shareholders’ equity to average shareholders’ equity.

Net income is adjusted to exclude after-tax change in net foreign exchange gains and losses and realized gains and losses in investments.

	Three Months Ended		Twelve Months Ended
(in US$ millions except where stated)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Net income as reported	$90.0	$2.0	$329.3	$280.4
Changes in redemption value of the PIERS(2)	—	—	(7.1)	—
Net (income)/loss attributable to non-controlling interest	0.2	(0.1)	0.5	0.2
Preference share dividends	(9.4)	(8.5)	(35.5)	(31.1)

Net income/(loss) available to ordinary shareholders	80.8	(6.6)	287.2	249.5

Add (deduct) after tax income:
Net foreign exchange (gains)/losses	3.8	0.4	13.3	2.2
Net realized (gains)/losses on investments (1)	(9.4)	(5.3)	(38.3)	(2.7)
Changes in redemption value of the PIERS (2)	—	—	7.1	—

Operating income/(loss) after tax available to ordinary shareholders	75.2	(11.5)	269.3	249.0

Tax expense/(benefit) on operating income	3.2	(4.8)	13.4	13.5

Operating income/(loss) before tax available to ordinary shareholders	$78.4	$(16.3)	$282.7	$262.5

Basic earnings per ordinary share
Net income/(loss) adjusted for preference share dividend	$1.23	$(0.09)	$4.29	$3.51
Add (deduct) after tax income:
Net foreign exchange (gains)/losses	0.06	0.01	0.20	0.03
Net realized (gains)/losses on investments	(0.14)	(0.07)	(0.57)	(0.04)
Changes in redemption value of the PIERS(2)	—	—	0.11	—

Operating income/(loss) adjusted for preference shares dividend	$1.15	$(0.15)	$4.03	$3.50

Diluted earnings per ordinary share
Net income/(loss) adjusted for preference share dividend	$1.21	$(0.09)	$4.14	$3.39
Add (deduct) after tax income:
Net foreign exchange (gains)/losses	0.06	0.01	0.19	0.03
Net realized (gains)/losses on investments	(0.14)	(0.07)	(0.55)	(0.04)
Changes in redemption value of the PIERS(2)	—	—	0.10	—

Operating income/(loss) adjusted for preference shares dividend	$1.13	$(0.16)	$3.88	$3.38

(1)	Includes the make whole payment on the redemption of the $250.0 million loan notes
(2)	Preferred Income Equity Redemption Securities (“PIERS”)

	Three Months Ended		Twelve Months Ended
(in US$ millions except for percentages)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Average shareholders’ equity	$3,271.1	$3,521.3	$3,322.5	$3,394.4

Average non-controlling interest	(12.4)	—	(4.0)	0.2
Average preference shares	(555.6)	(508.1)	(541.0)	(460.6)

Average ordinary shareholders’ equity	$2,703.1	$3,013.2	$2,777.5	$2,934.0

Return on average equity:
Net income adjusted for preference share dividend	3.0%	(0.2%)	10.6%	8.5%
Operating income adjusted for preference share dividend	2.8%	(0.4%)	9.7%	8.5%

Annualized return on average equity:
Net income	12.0%	(0.8%)	10.6%	8.5%
Operating income	11.2%	(1.6%)	9.7%	8.5%

Components of return on average equity:

Return on average equity from underwriting activity(1)	1.7%	(1.5%)	5.7%	4.0%
Return on average equity from investment and other activity(2)	1.2%	1.0%	4.5%	4.9%
Pre-tax operating income return on average equity	2.9%	(0.5%)	10.2%	8.9%
Post-tax operating income return on average equity(3)	2.8%	(0.4%)	9.7%	8.5%

(1)	Calculated by using underwriting income.
(2)	Calculated by using total other operating revenue and other income/(expense) adjusted for preference share dividends.
(3)	Calculated by using operating income after-tax adjusted for preference share dividends.

	Three Months Ended
(in US$ millions except for percentages)	March 31, 2014	March 31, 2013
Average shareholders’ equity	$3,343.2	$3,414.0

Average non-controlling interest	0.3	—
Average preference shares	(555.8)	(508.1)

Average ordinary shareholders’ equity	$2,787.7	$2,905.9

Return on average equity:
Net income adjusted for preference share dividends and non-controlling interest	4.0%	2.9%
Operating income adjusted for preference share dividends and non-controlling interest	3.7%	2.7%

Annualized return on average equity:
Net income	16.0%	11.6%
Operating income	14.8%	10.8%

Components of return on average equity:
Return on average equity from underwriting activity (1)	2.6%	1.8%
Return on average equity from investment and other activity (2)	1.2%	1.1%
Pre-tax operating income return on average equity	3.8%	2.9%
Post-tax operating income return on average equity (3)	3.7%	2.7%

(1)	Calculated by using underwriting income.
(2)	Calculated by using total other operating revenue and other income/(expense) adjusted for preference share dividends.
(3)	Calculated by using operating income after-tax adjusted for preference share dividends.

Net income is adjusted to exclude after-tax change in net foreign exchange gains and losses and realized gains and losses in investments.

	Three Months Ended
(in US$ millions except where stated)	March 31, 2014	March 31, 2013
Net income as reported	$120.4	$91.8
Net change attributable to non-controlling interest	(0.1)	—
Preference share dividends	(9.5)	(8.6)

Net income available to ordinary shareholders	110.8	83.2

Add (deduct) after tax income:
Net foreign exchange (gains)/losses	(2.6)	9.5
Net realized (gains)/losses on investments	(8.1)	(15.6)
Corporate expenses - bid defense costs	3.0	—

Operating income after tax available to ordinary shareholders	103.1	77.1

Tax expenses on operating income	3.1	6.4

Operating income before tax available to ordinary shareholders	$106.2	$83.5

Basic earnings per ordinary share
Net income adjusted for preference share dividend	$1.70	$1.21
Add (deduct) after tax income:
Net foreign exchange (gains)/losses	(0.04)	0.14
Net realized (gains)/losses on investments	(0.12)	(0.23)
Corporate expenses - bid defense costs	0.05	—

Operating income adjusted for preference shares dividend	$1.59	$1.12

Diluted earnings per ordinary share

Net income adjusted for preference share dividend	$1.66	$1.15
Add (deduct) after tax income:
Net foreign exchange (gains)/losses	(0.04)	0.13
Net realized (gains)/losses on investments	(0.12)	(0.22)
Corporate expenses - bid defense costs	0.05	—

Operating income adjusted for preference shares dividend	$1.55	$1.06

Diluted book value per share is not a non-GAAP financial measure. Aspen has included diluted book value per ordinary share as it illustrates the effect on basic book value per share of dilutive securities thereby providing a better benchmark for comparison with other companies. Diluted book value per share is calculated using the treasury stock method.

Combined Ratio Excluding Catastrophes is a non-GAAP financial measure. Aspen believes that the presentation of combined ratio excluding catastrophes supports meaningful comparison from period to period of the underlying performance of the business. Combined ratio excluding catastrophes is calculated by dividing net losses excluding catastrophe losses and net expenses by net earned premiums excluding catastrophe related reinstatement premiums. We have defined catastrophe losses in 2014 as losses associated with winter storms in the U.S., snowstorms in Japan and flooding in the U.K. There were no catastrophe losses in the comparative period in 2013.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Statement contains written, and the Company may make related oral, “forward-looking statements” within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as “expect,” “intend,” “plan,” “believe,” “do not believe,” “aim,” “project,” “anticipate,” “seek,” “will,” “likely,” “estimate,” “may,” “continue,” “guidance,” “outlook,” “trends,” “future,” “could,” “target,” and similar expressions of a future or forward-looking nature.

All forward-looking statements rely on a number of assumptions, estimates and data concerning future results and events and are subject to a number of uncertainties and other factors, many of which are outside Aspen’s control that could cause actual results to differ materially from such statements.

Forward-looking statements do not reflect the potential impact of any future collaboration, acquisition, merger, disposition, joint venture or investments that Aspen may enter into or make, and the risks, uncertainties and other factors relating to such statements might also relate to the counterparty in any such transaction if entered into or made by Aspen.

All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. Aspen believes these factors include, but are not limited to: our ability to successfully implement steps to further optimize the business portfolio, ensure capital efficiency and enhance investment returns; the possibility of greater frequency or severity of claims and loss activity, including as a result of natural or man-made (including economic and political risks) catastrophic or material loss events, than our underwriting, reserving, reinsurance purchasing or investment practices have anticipated; the assumptions and uncertainties underlying reserve levels that may be impacted by future payments for settlements of claims and expenses or by other factors causing adverse or favorable development; the reliability of, and changes in assumptions to, natural and man-made catastrophe pricing, accumulation and estimated loss models; decreased demand for our insurance or reinsurance products and cyclical changes in the highly competitive insurance and reinsurance industry; increased competition from existing insurers and reinsurers and from alternative capital providers and insurance-linked funds and collateralized special purpose insurers on the basis of pricing, capacity, coverage terms, new capital, binding authorities to brokers or other factors and the related demand and supply dynamics as contracts come up for renewal; changes in general economic conditions, including inflation, deflation, foreign currency exchange rates, interest rates and other factors that could affect our financial results; the risk of a material decline in the value or liquidity of all or parts of our investment portfolio; evolving issues with respect to interpretation of coverage after major loss events; our ability to adequately model and price the effect of climate cycles and climate change; any intervening legislative or governmental action and changing judicial interpretation and judgments on insurers’ liability to various risks; the effectiveness of our risk management loss limitation methods, including our reinsurance purchasing; changes in the total industry losses, or our share of total industry losses, resulting from past events and, with respect to such events, our reliance on loss reports received from cedants and loss adjustors, our reliance on industry loss estimates and those generated by modeling techniques, changes in rulings on flood damage or other exclusions as a result of prevailing lawsuits and case law; the impact of one or more large losses from events other than natural catastrophes or by an unexpected accumulation of attritional losses; the impact of acts of terrorism, acts of war and related legislation; any changes in our reinsurers’ credit quality and the amount and timing of reinsurance recoverables; changes in the availability, cost or quality of reinsurance or retrocessional coverage; the continuing and uncertain impact of the current depressed lower growth economic environment in many of the countries in which we operate; the level of inflation in repair costs due to limited availability of labor and materials after catastrophes; a decline in our operating subsidiaries’ ratings with S&P, A.M. Best or Moody’s; the failure of our reinsurers, policyholders, brokers or other intermediaries to honor their payment obligations; our ability to execute our business plan to enter new markets, introduce new products and develop new distribution channels, including their integration into our existing operations; our reliance on the assessment and pricing of individual risks by third parties; our dependence on a few brokers for a large portion of our revenues; the persistence of heightened financial risks, including excess sovereign debt, the banking system and the Eurozone debt crisis; changes in our ability to exercise capital management initiatives (including our share repurchase program) or to arrange banking facilities as a result of prevailing market changes or changes in our financial position; changes in government regulations or tax laws in jurisdictions where we conduct business; changes in accounting principles or policies or in the application of such accounting principles or policies; Aspen or Aspen Bermuda Limited becoming subject to income taxes in the United States or the United Kingdom; loss of one or more of our senior underwriters or key personnel; our reliance on information and technology and third party service providers for our operations and systems; and increased counterparty risk due to the credit impairment of financial institutions. For a more detailed description of these uncertainties and other factors, please see the “Risk Factors” section in Aspen’s Annual Report on Form 10-K as filed with the U.S. Securities and Exchange Commission on February 20, 2014 and in Aspen’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 as filed with the U.S. Securities and Exchange Commission on May 1, 2014. Aspen undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made.

In addition, any estimates relating to loss events involve the exercise of considerable judgment and reflect a combination of ground-up evaluations, information available to date from brokers and cedants, market intelligence, initial tentative loss reports and other sources. The actuarial range of reserves and management’s best estimate represents a distribution from our internal capital model for reserving risk based on our then current state of knowledge and explicit and implicit assumptions relating to the incurred pattern of claims, the expected ultimate settlement amount, inflation and dependencies between lines of business. Due to the complexity of factors contributing to the losses and the preliminary nature of the information used to prepare these estimates, there can be no assurance that Aspen’s ultimate losses will remain within the stated amounts.

Item 9. Exhibits

The following exhibits are filed with this Statement:

(a)(1)	Press release issued by the Company on June 17, 2014 relating to the recommendation of the Board*

(a)(2)	Presentation by management to investors, dated June 17, 2014*

(a)(3)	Question and answer document, dated June 17, 2014*

(a)(4)	Press release issued by the Company on June 9, 2014 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on June 9, 2014)

(a)(5)	Press release issued by the Company on June 2, 2014 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on June 2, 2014)

(a)(6)	Letter from Endurance to the Company’s board of directors dated June 2, 2014*

(a)(7)	Press release issued by the Company on April 20, 2014 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on April 21, 2014)

(a)(8)	Press release issued by the Company on April 14, 2014 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on April 14, 2014)

(a)(9)	Letter from Endurance to the Company’s board of directors dated April 14, 2014*

(a)(10)	Letter from Mr. Charman to the Company’s board of directors dated April 3, 2014*

(a)(11)	Letter from Mr. Charman to Mr. Jones dated March 12, 2014*

(a)(12)	Letter from Mr. Charman to Mr. Jones dated February 26, 2014*

(a)(13)	Letter from Mr. Charman to the Company’s board of directors dated February 18, 2014*

(a)(14)	Written opinion of Goldman, Sachs & Co., dated June 13, 2014*

(e)(1)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, filed on March 12, 2014*

(e)(2)	Third Amended and Restated Registration Rights Agreement, dated as of November 14, 2003, among the Company and each of the persons listed on Schedule 1 thereto (incorporated herein by reference to exhibit 10.2 to the Company’s 2003 Registration Statement on Form F-1 (Registration No. 333-110435))

(e)(3)	Service Agreement, dated September 24, 2004, among Christopher O’Kane, Aspen Insurance UK Services Limited and the Company (incorporated herein by reference to exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 24, 2004)

(e)(4)	Employment Agreement, effective November 1, 2012, between John Worth and Aspen Insurance UK Services Limited, filed with this report (incorporated herein by reference to exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 11, 2012)

(e)(5)	Service Agreement, dated March 10, 2005, between James Few and Aspen Bermuda Limited (formerly Aspen Insurance Limited) (incorporated herein by reference to exhibit 10.20 to the Company’s Annual Report on Form 10-K for fiscal year ended December 31, 2004, filed on March 14, 2005)

(e)(6)	Employment Agreement, dated January 12, 2004, between Brian Boornazian and Aspen Insurance U.S. Services Inc. (incorporated herein by reference to exhibit 10.8 to the Company’s Annual Report on Form 10-K for fiscal year ended December 31, 2005, filed on March 6, 2006)

(e)(7)	Addendum, dated February 5, 2008, to the Employment Agreement dated January 12, 2004 between Brian Boornazian and Aspen Insurance U.S. Services Inc. (incorporated herein by reference to exhibit 10.7 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed on February 29, 2008)

(e)(8)	Amendment to Brian Boornazian’s Employment Agreement, dated October 28, 2008 (incorporated herein by reference to exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 3, 2008), as further amended, dated December 31, 2008 (incorporated herein by reference to exhibit 10.9 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed on February 26, 2009)

(e)(9)	Amendment No. 2 to Brian Boornazian’s Employment Agreement, dated February 11, 2010 (incorporated herein by reference to exhibit 10.10 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed on February 26, 2010)

(e)(10)	Employment Agreement, dated February 25, 2011, between Mario Vitale and Aspen Insurance U.S. Services Inc. (incorporated herein by reference to exhibit 10.6 to the Company’s Annual Report Form 10-K for the fiscal year ended December 31, 2011 filed on February 28, 2012)

(e)(11)	Appointment Letter, dated April 19, 2007, between Glyn Jones and the Company (incorporated herein by reference to exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for three months ended March 31, 2007, filed on May 9, 2007)

(e)(12)	Appointment Letter, dated May 6, 2010 between Glyn Jones and the Company (incorporated herein by reference to exhibit 10.21 to the Company’s Quarterly Report on Form 10-Q for three months ended March 31, 2010, filed on May 7, 2010)

(e)(13)	John Worth’s Restricted Share Unit Award Agreement, effective November 1, 2012 (incorporated herein by reference to exhibit 10.20 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed on February 26, 2013)

(e)(14)	Supplemental Employment Retirement Plan for Mario Vitale, effective January 1, 2012 (incorporated herein by reference to exhibit 10.21 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed on February 26, 2013)

(e)(15)	Aspen Insurance Holdings Limited 2003 Share Incentive Plan, as amended, dated February 6, 2008 (incorporated herein by reference to exhibit 10.12 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed on February 29, 2008)

(e)(16)	Amendment to the Aspen Insurance Holdings Limited Amended 2003 Share Incentive Plan (incorporated herein by reference to exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2008, filed on November 10, 2008)

(e)(17)	Aspen Insurance Holdings Limited 2013 Share Incentive Plan (incorporated herein by reference to exhibit 10.17 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, filed on February 20, 2014)

(e)(18)	2006 Option Plan for Non-Employee Directors (incorporated herein by reference to exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on May 26, 2006)

(e)(19)	Aspen Insurance Holdings Limited 2006 Stock Incentive Plan for Non-Employee Directors, as amended dated March 21, 2007 (incorporated herein by reference to exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on May 7, 2007)

(e)(20)	Amendment to the Aspen Insurance Holdings Limited 2006 Stock Incentive Plan for Non-Employee Directors (incorporated herein by reference to exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2008, filed on November 10, 2008)

(e)(21)	Employee Share Purchase Plan, including the International Employee Share Purchase Plan of Aspen Insurance Holdings Limited (incorporated herein by reference to exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on May 5, 2008)

(e)(22)	Aspen Insurance Holdings Limited Revised 2008 Sharesave Scheme (incorporated herein by reference to exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2010, filed on May 7, 2010)

(e)(23)	Amendment to the Forms of Performance Share Award Agreements relating to grants in 2007, 2008 and 2009 under the 2003 Share Incentive Plan (incorporated herein by reference to exhibit 10.51 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed on February 26, 2010)

(e)(24)	Form of 2009 Performance Share Agreement (incorporated herein by reference to exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the six months ended June 30, 2009, filed on August 4, 2009)

(e)(25)	Form of 2010 Performance Share Agreement (incorporated herein by reference to exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2010, filed on May 7, 2010)

(e)(26)	Form of 2011 Performance Share Award Agreement (incorporated herein by reference to exhibit 10.39 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed on February 28, 2012)

(e)(27)	Form of 2012 Performance Share Award Agreement (incorporated herein by reference to exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2012, filed on May 7, 2012)

(e)(28)	Form of 2013 Performance Share Award Agreement (incorporated herein by reference to exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2013, filed on April 29, 2013)

(e)(29)	Form of Non-Employee Director Nonqualified Share Option Agreement (incorporated herein by reference to exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on May 26, 2006)

(e)(30)	Form of Non-Employee Director Restricted Share Unit Award Agreement (incorporated herein by reference to exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on May 7, 2007)

(e)(31)	Form of 2008 Non-Employee Director Restricted Share Unit Award Agreement (incorporated herein by reference to exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the six months ended September 30, 2008, filed on August 6, 2008)

(e)(32)	Form of Restricted Share Unit Award Agreement (incorporated herein by reference to exhibit 10.40 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed on February 26, 2009)

(e)(33)	Amendment to Form of Restricted Share Unit Award Agreement (U.S. version) (incorporated herein by reference to exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2008, filed on November 10, 2008)

(e)(34)	Amendment to Form of Restricted Share Unit Award Agreement (U.S. employees employed outside the U.S.) (incorporated by reference to exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2008, filed on November 10, 2008)

(e)(35)	Form of Restricted Share Unit Award Agreement made as part of the annual incentive grant (U.S. recipients) (incorporated herein by reference to exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2012, filed on May 7, 2012)

(e)(36)	Form of Restricted Share Unit Award Agreement made as part of the annual incentive grant (non-U.S. recipients) (incorporated herein by reference to exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2012, filed on May 7, 2012)

(e)(37)	Master Confirmation, dated September 28 2007, between the Company and Goldman, Sachs & Co relating to the accelerated share repurchase (incorporated herein by reference to exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the three months ended September 30, 2007, filed on November 8, 2007)

(e)(38)	Supplemental Confirmation, dated as of February 26, 2013, between the Company and Goldman, Sachs & Co relating to the accelerated share repurchase (incorporated herein by reference to exhibit 10.2 to the Company’s Quarterly Report for the three months ended March 31, 2013, filed on April 29, 2013)

(e)(39)	Form of Service Agreement in respect of Non-NEO executive officers*

(e)(40)	Employment Agreement, dated as of January 24, 2011, by and between Aspen Insurance U.S. Services Inc. and Emil Issavi*

(e)(41)	Amended and Restated Credit Agreement, dated as of June 12, 2013, among the Company, various lenders and Barclays Bank plc, as administrative agent (incorporated herein by reference to exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on August 2, 2013)

(e)(42)	$200,000,000 Facility Agreement, dated October 6, 2009, between Aspen Bermuda Limited (formerly known as Aspen Insurance Limited), Aspen Insurance UK Limited and Barclays Bank PLC (incorporated herein by reference to exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on October 7, 2009)

(e)(43)	First Amendment Agreement to Multicurrency Letter of Credit Facility, dated February 28, 2011, among Aspen Bermuda Limited (formerly known as Aspen Insurance Limited), Aspen Insurance UK Limited and Barclays Bank PLC (incorporated herein by reference to exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on March 1, 2011)

(e)(44)	Amendment Letter to Multicurrency Letter of Credit Facility, dated February 1, 2013, among Aspen Bermuda Limited (formerly known as Aspen Insurance Limited), Aspen Insurance UK Limited and Barclays Bank PLC (incorporated herein by reference to exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on February 1, 2013)

(e)(45)	Insurance Letters of Credit - Master Agreement, dated December 15, 2003, between Aspen Bermuda Limited (formerly known as Aspen Insurance Limited) and Citibank Ireland Financial Services plc. (incorporated herein by reference to exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on October 13, 2006)

(e)(46)	Committed Letter of Credit Facility, dated October 11, 2006, between Aspen Bermuda Limited (formerly known as Aspen Insurance Limited) and Citibank Ireland Financial Services plc. (incorporated herein by reference to exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on October 13, 2006)

(e)(47)	Pledge Agreement, dated January 17, 2006, between Aspen Bermuda Limited (formerly known as Aspen Insurance Limited) and Citibank, N.A. (incorporated herein by reference to exhibit 10.3 to the Company’s Current Report on
Form 8-K, filed on October 13, 2006)

(e)(48)	Side Letter relating to the Pledge Agreement, dated January 27, 2006, between Aspen Bermuda Limited (formerly known as Aspen Insurance Limited) and Citibank, N.A. (incorporated herein by reference to exhibit 10.4 to the Company’s Current Report on Form 8-K, filed on October 13, 2006)

(e)(49)	Letter of Credit, dated July 30, 2012, between Aspen Bermuda Limited and Citibank Europe plc (incorporated herein by reference to exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on July 31, 2012)

(e)(50)	Aspen Insurance U.S. Services Inc. Nonqualified Deferred Compensation Plan, filed with this report (incorporated herein by reference to exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the three months ended March 21, 2014, filed on May 1, 2014)

*	Included in copy of Solicitation/Recommendation Statement on Schedule 14D-9 mailed to shareholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ASPEN INSURANCE HOLDINGS LIMITED

By:	/s/ Michael Cain
Name: Michael Cain Title: Group General Counsel

Dated: June 17, 2014

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